Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

(Amounts in thousands, except share and per share amounts)

This management discussion and analysis (“MD&A”) of the financial condition and results of operations of Curaleaf Holdings, Inc. (the “Company” or “Curaleaf”) is for the three and nine months ended September 30, 2020 and 2019 prepared as of November 19, 2020. It is supplemental to, and should be read in conjunction with, the Company’s unaudited condensed interim consolidated financial statements and the accompanying notes for the three and nine months ended September 30, 2020 and 2019. For the purposes of this MD&A, the terms “Company” and “Curaleaf” mean Curaleaf Holdings, Inc. and, unless the context otherwise requires, includes its subsidiaries. Any references to the cultivation, processing, manufacturing, extraction, retail operations, dispensing or distribution of cannabis, logistics or similar terms specifically relate only to our state-licensed subsidiary entities. Operations of the licensed subsidiary entities are dependent on each entity’s license type, and the applicable state law and associated regulations. Additional information regarding Curaleaf is available on the Company’s website at www.curaleaf.com or through the SEDAR website at www.sedar.com. The Company’s interim financial statements have been prepared in compliance with International Accounting Standard 34 - Interim Financial Reporting. The Company followed the same accounting policies and methods of application as those disclosed in the annual audited consolidated financial statements of the Company for the year ended December 31, 2019. The Company’s interim financial statements should be read in conjunction with the annual audited consolidated financial statements of the Company for the year ended December 31, 2019, which have been prepared in accordance with International Financial Reporting Standards ("IFRS"). Financial information presented in this MD&A is presented in United States (“U.S.”) dollars (“$” or “US$”), unless otherwise indicated.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators and Staff Notice 51-352 (Revised) – Issuers with US Marijuana Related Activities (“Staff Notice 51-352”).

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws (“forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations for the effects and potential benefits of any transactions; expectations for the effects of the pandemic of the novel coronavirus (“COVID-19”) on the business’ operations and financial condition; statements relating to the business and future activities of, and developments related to, the Company after the date of this MD&A, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; expectations that planned acquisitions will be completed; expectations that licenses applied for will be obtained; potential future legalization of adult-use and/or medical cannabis under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the ability for U.S. holders of securities of the Company to sell them on the Canadian Securities Exchange (“CSE”); and other events or conditions that may occur in the future. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as of and at the date they are made and are based on information currently available and on the then current expectations. Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions, estimates, analysis and opinions of management of the Company at the time they were provided or made, in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including, among other things, assumptions about: development costs remaining consistent with budgets; the Company's ability to manage anticipated and unanticipated costs; favorable equity and debt capital markets; the Company's ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions; political and regulatory stability; the Company's ability to implement its growth strategies and business plan obtaining and maintaining all required licenses and permits; sustained labor stability; stability in financial and capital goods markets; favorable production levels and costs from the Company's operations; the pricing of various cannabis products; the level of demand for cannabis products; the Company's ability to keep pace with changing consumer preferences; the availability of third party service providers and other inputs for the Company's operations; the Company's ability to successfully withstand the economic impact of the COVID-19 pandemic and the Company's ability to conduct operations in a safe, efficient and effective manner.

Risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements include, but are not limited to, the following risks and uncertainties which are discussed in greater detail in the “Risk Factors” section of the Company’s annual information form for the year ended December 31, 2019: business structure risks; legal and regulatory risks inherent in the cannabis industry; financing risks related to additional financing and restricted access to banking; general regulatory and legal risks including risk of civil asset forfeiture; risks relating to anti-money laundering laws and regulations; lack of access to U.S. bankruptcy protections, heightened scrutiny by regulatory authorities; risk of legal, regulatory or political change, general regulatory and licensing risks, limitations on ownership of licenses, regulatory action and approvals from the Food and Drug Administration and risks of litigation; environmental risks including environmental regulation and unknown environmental risks; general business risks including risks related to COVID-19 pandemic, failure to complete acquisitions; risks related to the senior secured debt facility, unproven business strategy, service providers, enforceability of contracts, resale of the SVS (as defined below) on the CSE, negative cash flow from operating activities, reliance on the expertise and judgment of senior management of the Company, and ability to retain such senior management; the concentrated voting control of the Company’s Executive Chairman, Boris Jordan, risks inherent in an agricultural business; unfavorable publicity or consumer perception, product liability, product recalls, results of future clinical research, difficulty attracting and retaining personnel, dependence on suppliers, reliance on inputs, limited market data and difficulty to forecast, intellectual property risks, constraints on marketing products, fraudulent or illegal activity by employees, contractors and consultants, information technology systems and cyber-attacks, security breaches, business disruptions or dislocations due to natural disasters, civil unrest, riots, acts of terrorism or otherwise, unionization of employees at the Company's facilities, reliance on management services agreements with subsidiaries and affiliates, website accessibility, high bonding and insurance coverage, risks of leverage, future acquisitions or dispositions; , management of growth, performance not indicative of future results and financial projections may prove materially inaccurate or incorrect, conflict of interest; tax risks as well as those risk factors discussed in the “Risk Factors” section of the Company’s annual information form for the year ended December 31, 2019. The Company’s annual information form is available under the Company’s profile on SEDAR at www.sedar.com.

The discussion of risk factors in this MD&A has been updated to include discussion of risks related to the current pandemic caused by the spread of COVID-19. The nature and scope of the pandemic and its impact are rapidly developing, and it is difficult for management to identify at the current time all risks, or quantify those identified, or to assess their impact on particular financial measures and operating results. Nevertheless, discussion under “Risk Factors” identifies potential areas of negative potential impact that may be caused by the pandemic.

The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this MD&A as well as statements regarding the Company’s objectives, plans and goals, including future operating results and economic performance may make reference to or involve forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Further, the estimates and assumptions of management are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual performance, achievements, actions, events, results or conditions to be materially different from those projected in the forward-looking information and statements. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct. Specifically, investors are cautioned that the Company’s forward-looking statements are subject to the ongoing and developing circumstances related to the COVID-19 pandemic, which may have a material adverse effect on the Company’s business, operations and future financial results. Certain of the forward-looking statements and other information contained herein concerning the cannabis industry, its medical, adult-use and hemp-based CBD markets, and the general expectations of the Company concerning the industry and the Company’s business and operations are based on estimates prepared by the Company using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While the Company is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties that are subject to change based on various factors.

Readers are cautioned that the above list of cautionary statements is not exhaustive. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this MD&A. Such forward-looking statements are made as of the date of this MD&A. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

This MD&A contains future-oriented financial information and financial outlook information (collectively, "FOFI") about the Company’s prospective results of operations, production and production efficiency, commercialization, revenue and cash on hand, all of which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth in the above paragraph. FOFI contained in this MD&A was approved by management as of the date of this MD&A and was provided for the purpose of providing further information about the Company’s future business operations. The Company disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that the FOFI contained in this MD&A should not be used for purposes other than for which it is disclosed herein.

UPDATE ON COVID-19 PANDEMIC

COVID-19 was identified in December 2019 in Wuhan, China. On January 30, 2020, the World Health Organization declared the outbreak a global health emergency, and on March 11, 2020, the spread of COVID-19 was declared a pandemic by the World Health Organization. On March 13, 2020, the spread of COVID-19 was declared a national emergency by President Donald Trump. The outbreak has spread throughout Europe, the Middle East and North America, causing companies and various international jurisdictions to impose restrictions such as quarantines, business closures and travel restrictions. While these effects are expected to be temporary, the duration of the business disruptions internationally and related financial impact cannot be reasonably estimated at this time.

The Company has taken responsible measures with respect to the COVID-19 pandemic to maximize the safety of staff working at its facilities. This includes reorganizing physical layouts, adjusting schedules to improve social distancing, implementing health screening measures for employees and applying rigorous standards for personal protective equipment. Certain markets, such as Massachusetts and Nevada experienced a greater impact on sales due to prolonged business interruption and reduced foot traffic in certain locations. Other markets, such as Florida and New York have not been significantly impacted by COVID-19 and in some cases, stores in those markets have generated increased sales. The Company’s facilities continue to be operational and the Company is working closely with the authorities to ensure it is following or exceeding the stated guidelines related to COVID-19. For instance, the Company has modified store operations in certain locations, with an increased focus on direct-to-consumer delivery and enabling a curbside pickup option for its customers. See “Risk Factors – Risks Related to the COVID-19 Pandemic” for additional details.

OVERVIEW OF THE COMPANY

Curaleaf operates as a life science company developing full scale cannabis operations, with core competencies in cultivation, manufacturing, dispensing and medical cannabis research. Curaleaf is a leading vertically-integrated medical and wellness cannabis operator in the United States. Headquartered in Wakefield, Massachusetts, the Company, had as of September 30, 2020, operations in 23 states including operating 92 dispensaries, 22 cultivation sites and 30 processing sites with a focus on highly populated, limited license states, including New York, New Jersey, Florida and Massachusetts. The Company leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult-use customers through brand strategies intended to build trust and loyalty.

The Company was one of the first professionally managed companies to enter the U.S. state-legal cannabis industry, which is one of the fastest growing industries in the U.S. and still in its early stages of maturity. Formed in 2010, the Company began as a medical device company, and was the first to develop and patent a medical cannabis vaporizing unit capable of delivering single metered doses of cannabis medicine to patients.

Currently, the Company is a diversified holding company dedicated to delivering market-leading products and services while building trusted national brands within the state-legal cannabis industry. Through its team of physicians, pharmacists, medical experts and industry innovators, the Company has developed a portfolio of branded cannabis-based therapeutic offerings in multiple formats and a strategic network of branded retail dispensaries. Exemplifying its commitment to quality, Curaleaf’s Florida operations were the first in the cannabis industry to receive the Safe Quality Food certification under the Global Food Safety Initiative, setting a new standard of excellence.

The Company is operated by an executive team that has significant experience in the cannabis industry and a robust operational and acquisition track-record as to all facets of the Company’s operations, which has executed its business plan to rapidly scale its business.

Curaleaf Holdings, Inc., formerly known as Lead Ventures, Inc. (“LVI”), was incorporated under the laws of British Columbia, Canada on November 13, 2014. The Company changed its name to “Curaleaf Holdings, Inc.” as part of the business combination between Curaleaf, Inc. and Lead Ventures, Inc., which closed on October 25, 2018.

The Company’s Subordinated Voting Shares (“SVS”) are listed for trading on the CSE under the ticker symbol “CURA” and on the OTCQX® Best Market under the ticker symbol “CURLF”.

In order to achieve its strategy, the Company has completed several acquisitions since its formation. The Company expects to continue to actively pursue other acquisitions, dispositions and investment opportunities in the future.

The unaudited condensed interim consolidated financial statements of the Company include the financial statements of the Company and its direct subsidiaries, indirect subsidiaries that are not wholly owned by the Company and other entities consolidated other than on the basis of ownership:

		September 30,	December 31,
	State of	2020	2019
Business name	operations	ownership %	ownership %
CLF AZ, Inc.	AZ	100%	100%
CLF NY, Inc.	NY	100%	100%
Curaleaf CA, Inc.	CA	100%	100%
Curaleaf KY, Inc.	KY	100%	100%
Curaleaf Massachusetts, Inc.	MA	100%	100%
Curaleaf MD, LLC	MD	100%	100%
Curaleaf OGT, Inc.	OH	100%	100%
Curaleaf PA, LLC	PA	100%	100%
Curaleaf, Inc.	MA	100%	100%
Focused Investment Partners, LLC	MA	100%	100%
CLF Maine, Inc.	ME	100%	100%
PalliaTech RI, LLC	RI	100%	100%
PalliaTech CT, Inc.	CT	100%	100%
PalliaTech OR, LLC (formerly Groen)	OR	100%	100%
PalliaTech Florida, Inc.	FL	100%	100%
PalliaTech Florida, LLC	FL	100%	77.2%
Curaleaf Florida, LLC	FL	100%	70%
CLF MD Processing, LLC	MD	100%	100%
PT Nevada, Inc.	NV	100%	100%
CLF Sapphire Holdings, Inc.	OR	100%	—
Curaleaf NJ II, Inc.	NJ	100%	N/A
Focused Employer, Inc.	MA	100%	N/A
GR Companies, Inc.	IL	100%	—
HMS Health LLC	MD	—	—
HMS Processing LLC	MD	—	—
HMS Sales LLC	MD	—	—
MI Health LLC	MD	—	—
Town Center Wellness, LLC	MD	—	—
Grassroots OpCo AR, LLC	AR	—	—
WCCC, LLC	IL	—	—
Compass Dispensary Holdings, LLC	IL	—	—
Greenhouse Group, LLC	IL	—	—
GR Vending MI, LLC	MI	—	—
GR Companies OK, LLC	OK	—	—

Company Performance and Objectives

The Company is currently active in numerous cannabis programs across the U.S. In the U.S., 39 states have legalized the use of medical cannabis for patients with certain qualifying conditions. In most of these medical states, a regulatory framework is in place whereby patients can receive a recommendation from a certified physician to purchase medical cannabis in approved dispensaries. In the U.S., 15 states have legalized cannabis for adult-use. In many of these adult-use states, customers can purchase cannabis from approved dispensaries by providing identification proving the customer is 21 years of age or older.

A key aspect of the Company’s business plan is achieving “vertical integration” in each cannabis program in which it operates. Vertical integration means controlling the entire supply chain: from cultivating cannabis, to processing the cannabis into oils and other formulated products and, ultimately, selling the end-product to customers and/or patients.

The Company plans to continue growth of its operations via expansion in three dimensions: acquiring licenses in limited-license markets, increasing presence in current markets, and increasing exposure in mass markets. While the Company’s goal is to have its own licensed operations in each of its markets, we may enter a market through production and/or marketing arrangements where such arrangements provide opportunity for accelerated roll-out.

Limited-License Markets. The majority of the markets in which the Company currently operates have formal regulations limiting the number of cannabis licenses that will be awarded, thus forming high barriers to entry, limited market participants, and protected market share in these limited-license states. Curaleaf intends to apply for new licenses or acquire businesses within limited-license markets in which the Company does not currently operate.

Increasing Presence in Current Markets. The Company plans to grow within its current markets by pursuing opportunities for vertical integration, acquiring additional dispensary licenses and/or entering into production and marketing relationships to further build its retail brand and expand its retail footprint, and intends to apply for new licenses as available and determined by each state.

Increasing Exposure in Mass Markets. The Company has established itself as a market leader and has become a dominant player due to its competitive pricing, experienced management, strong capitalization and strong brand goodwill. In mass markets exhibiting a free market dynamic typical of other industries, such as California, Nevada, and Oregon, the Company intends to leverage its extensive experience to grow cannabis and/or process more efficiently and reliably, while taking advantage of wholesale and retail opportunities and establishing a strong brand.

The Company expects acquisition related costs, marketing and selling expenses, and capital expenditures to increase as it expands its presence in current markets and expands into new markets.

Operating Segments

The Company currently operates in two segments:

Cannabis Operations

The Company engages in the production and sale of cannabis via retail and wholesale channels. As of September 30, 2020, the Company operated 92 retail dispensaries in 19 states, 22 cultivation sites in 17 states and 30 processing sites in 22 states which sell cannabis through wholesale channels.

Non-Cannabis Operations

The Company provides professional services including cultivation, processing and retail know-how and back office administration, intellectual property licensing, real estate leasing services and lending facilities to medical and adult-use cannabis licensees under management service agreements. The Company provides services to three integrated medical cannabis licenses; one license in New Jersey, one license in Massachusetts, and one license in Maine. The financial results of these entities are not included into the consolidated financial statements of the Company because the Company does not have control over these operations in accordance with IFRS 10. The Company recognized management fee income for services rendered to these operations.

Principal Products and Services

The Company, through its subsidiaries and affiliates, operates in highly regulated markets that require expertise in cultivation, manufacturing, retail operations and logistics. The Company leverages its extensive research and development capabilities to assist its state-licensed entities to manufacture cannabis products in multiple formats with the highest standards for safety, effectiveness, consistent quality and customer care. Currently, the Company’s subsidiary entities cultivate, process, market and/or dispense a wide-range of permitted cannabis products across its operating markets, including: flower, pre-rolls and flower pods, dry-herb vaporizer cartridges, concentrates for vaporizing such as pre-filled vaporizer cartridges and disposable vaporizer pens, concentrates for dabbing such as distillate droppers, mints, topical balms and lotions, tinctures, lozenges, capsules and edibles.

In most of the Company's markets, its licensed entities are vertically-integrated, meaning the entire supply chain is managed from seed to sale, cultivating cannabis flower, processing the flower into manufactured products, and selling the product to registered patients and/or legal adult-use consumers. In most states in which its licensed entities operate, products are sold under the Curaleaf and Select brands, and in Curaleaf dispensaries. The Company is committed to be the industry's leading resource in education and advancement through research and advocacy, and is focused on developing a trusted, national brand.

The Company believes that it has developed the in-house resources to ensure its state-licensed entities maintain best practices in cannabis cultivation, processing and dispensing and are dedicated to staying at the forefront of technology in the industry. The Company continues to invest strategically in infrastructure to ensure its state-licensed entities maintain low overall production costs and adaptability in their product mix to ensure timely response to the rapidly developing cannabis market. The Company intends to use its footprint to share know-how and technology throughout its operation.

•	Cultivation: The Company’s cultivation facilities have grown over 180 strains of cannabis, which have been tested and characterized for yield, cannabinoid content and other properties. Additionally, the Company’s state-licensed entities cultivate cannabis using a variety of methods, including greenhouse, outdoor, indoor, and two-tier indoor cultivation.

•	Extraction and Purification: The Company’s extraction facilities use proprietary processes for cannabis and terpene purification. The Company believes its manufacturers are industry leaders in achieving the desired composition of cannabinoids and terpenes in finished products through processing and purification, thereby enabling timely response to trends in medical product formulation.

•	Formulation and Quality Control: The Company's processing facilities produce across the range of solid, liquid and inhaled products utilizing its vast in-house knowledge and experience. By combining expert cultivation, manufacturing and analytical laboratory operations, our processors have developed a complete in-house quality assurance and quality control program. In-house quality assurance enables rapid product development cycles and production of higher quality consumer products.

Research and Development

The Company's research and development activities primarily focus on optimizing cultivation and manufacturing techniques and developing new manufactured products.

The Company collects data on the number of grams of cannabis flower produced per watt of light, per square foot, and per plant. This allows cultivators to gain insights on optimal cultivation methods by adjusting certain variables such as cannabis strain variety and plant spacing. The Company’s cultivators also institute pest management techniques in facilities and document successes and failures, sharing this knowledge across its cultivation operations.

The Company also researches new methods of cannabis extraction for the development of new manufactured products. The Company's research and development activities operate on an on-going basis as the Company continually seeks to improve current methods for our licensed businesses.

Production and Sales

The Company currently has 22 cultivation facilities totaling approximately 1.7 million square feet. Current annual production capacity in these facilities is estimated at over 220,000 pounds of dry flower. The Company currently has 31 processing facilities. Each new manufacturing site is built to ISO 8 clean room specifications and employs advanced nutritional and pharmaceutical formulations technology for optimal delivery methods. Each production facility (cultivation and processing) primarily focuses on the commercialization of cannabis products, with a strict focus on quality control and patient care. Illustrating this commitment, our Florida operations were the first in the cannabis industry to receive the Safe Quality Food certification under the Global Food Safety Initiative. See Risks Related to the COVID-19 Pandemic in the ‘Risk Factors’ section of this MD&A.

The Company's primary method of sales currently occur in its licensed dispensaries across the U.S. Also, the Company’s dispensaries also offer home delivery services across the States of Arizona, Florida, Nevada and New York, in compliance with all state regulations. In Florida, our licensee also offers drive-thru service at two of its dispensaries. In multiple States, our dispensaries offer customers the option to order online to pick-up in store. Curaleaf aims to expand dispensaries e-commerce operations and delivery operations, where permitted, to offer convenient access for its customers and meet the demands of an evolving retail landscape.

Intellectual Property

The Company has developed multiple proprietary product formats, technologies and processes to ensure the high quality of licensees’ premium cannabis products. These proprietary technologies and processes include its cultivation and extraction techniques, product formulations and cannabis delivery and monitoring systems.

The Company has spent considerable time and resources to establish a premium and recognizable brand amongst consumers and retailers in the cannabis industry. The Company has three federally registered patents with the United States Patent and Trademark Office ("USPTO"). Additionally, as of September 30, 2020, 43 trademarks were currently filed and pending approval with the USPTO, and we are actively pursuing the filing of additional trademarks.

In addition to its patent and pending trademarks, Curaleaf owned, as of September 30, 2020, numerous website domains, including www.curaleaf.com, as well as numerous social media accounts across all major platforms.

Competitive Conditions

The cannabis industry is highly competitive. We compete on quality, price, brand recognition and distribution strength. Our cannabis products compete with other products for consumer purchases, as well as shelf space in retail dispensaries and wholesaler attention. We compete with numerous cannabis producing companies with various business models, from small family-owned operations to multi-billion-dollar market capitalized multi-state operators. In certain markets, such as California, there are also a number of illegally operating dispensaries, which serve as competition as well. The Company maintains an operational footprint of primarily limited-license States, with natural high barriers to entry and limited market participants. The majority of the markets in which our licensees operate have formal regulations limiting the number of cannabis licenses that will be awarded, helping to ensure the Company's market share is protected in these limited-market States under the current regulatory framework.

As cannabis remains federally illegal in the U.S., businesses seeking to enter the industry face additional challenges when accessing capital. Presently, there exists no reliable source of U.S. bank lending or equity capital available to fund operations in the U.S. cannabis sector. Nevertheless, the Company is well-capitalized, and believes that the level of expertise and significant capital investment required to operate its large-scale, vertically-integrated cannabis operations make it difficult and inefficient for smaller cannabis operators to enter this sector of the market. Due to the rapid growth of the cannabis industry in the U.S., we acknowledge that the Company will face competition from other companies accessing equity capital markets in the sector.

The States We Operate In, Their Legal Framework and How It Affects Our Business

Arizona Operations

Arizona’s medical cannabis program was introduced in November 2010 when voters approved the Proposition 203 “Arizona Medical Marijuana Initiative” ballot measure that legalized medical cannabis for patients with certain qualifying conditions. The first sales were made to patients in December 2012. An adult-use legalization measure appeared on the November 2020 ballot and was approved by Arizona voters.

The Arizona Department of Health Services has allocated 130 medical cannabis dispensary certificates. Each dispensary certificate permits the license holder to open one dispensary and gives the license holder the option to open one cultivation facility and/or one processing facility. Cultivation and processing sites can be located anywhere in the state and are not restricted based on where the license holder’s dispensary is located. Dispensaries are limited to their district for their first three years of operation. All dispensaries must be not-for-profit. Extracted oils, edibles, and flower products are permitted. Wholesale transactions are permitted. In June 2018, an Arizona appeals court ruled that extracted cannabis oils such as vaporizer cartridges were illegal. In January 2019, the Arizona Supreme Court agreed to review the legality of medical marijuana extracts such as vaporizer cartridges. In May 2019, the Arizona Supreme Court unanimously ruled that medical marijuana extracts are legal, meaning dispensaries can continue to sell oil-based formulations such as vaporizer cartridges.

In April 2018, the Company acquired Swell Farmacy, a holding company that operated four licensed dispensaries through Master Service Agreements (“MSAs”). The dispensaries are located in the Phoenix area, which boasts 186,000 of the state’s 280,000 patients. In May 2018, the Company entered into a 10-year lease to operate a 100,000 square foot indoor cultivation facility, 50,000 square feet of which is already constructed for cultivation on a 68-acre plot of land with the prospect of further expansion, including greenhouse and outdoor grows. The Company is currently undergoing an expansion project to build out the entire 100,000 square feet of indoor cultivation in the Holbrook facility, which is expected to be complete by Q2 2021.

In November 2018, the Company acquired Midtown Roots, a holding company operating the only dispensary located in downtown Phoenix. In May 2019, the Company acquired the exclusive rights to operate the Emerald dispensary, the only dispensary in the town of Gilbert, which is located in the Metro Phoenix area. In June 2019, the Company announced two separate acquisitions, Glendale Greenhouse, a vertically-integrated cannabis business operating a cultivation and processing facility, as well as a dispensary, and Phytotherapeutics Management Services, LLC, which operates a dispensary that was subsequently moved to a newly developed, flagship dispensary located at 2175 N 83rd Avenue, which has close access to the I-10 Freeway. In February 2020, the Company closed the acquisition of Cura Partners, Inc., owners of the Select brand. Select is a leading wholesale brand in Arizona, among other states.

In July 2020, the Company acquired GR Companies, Inc. (“Grassroots”), a cannabis multi-state operator, with one dispensary license in Arizona. This dispensary license is expected to be built out in the metro-Phoenix area and become operational by Q2 2021.

Arkansas Operations

Arkansas’s medical cannabis program was introduced in November 2016 when 53% of voters approved Issue 6, the “Medical Marijuana Amendment,” which legalized medical cannabis for patients with certain qualifying conditions. The first sales were made to patients in May 2019.

The Arkansas Department of Health (“AR DOH”) is the regulatory agency that oversees the program. The market is divided into two main classes of licenses: cultivation/processing and dispensary. The AR DOH has awarded 5 cultivation/processing licenses and 37 dispensary licenses. As of September 30, 2020, there were 29 operational dispensaries. A large variety of medical cannabis products are allowed in the state, including the smoking of cannabis flower.

In July 2020, the Company acquired Grassroots, a cannabis multi-state operator in Arkansas, among other states, which manages one dispensary in Little Rock, Arkansas.

In November 2020, Arizona voters approved Proposition 207 with approximately 60% of the vote, legalizing adult-use cannabis in the state. Governing rules and regulations are expected to follow.

California Operations

California’s medical cannabis program was introduced in 1996 when voters passed the Proposition 215 ballot initiative, that allowed patients with a valid doctor’s recommendation to possess and cultivate cannabis for personal medical use. In October 2015, Governor Brown signed the Medical Cannabis Regulation and Safety Act into law, which provided a regulatory framework around the longstanding, though unregulated, medical cannabis industry. In November 2016, voters approved Proposition 64, the Adult Use of Marijuana Act, with 57% of the vote, legalizing adult-use cannabis in the state. Dispensaries began selling to customers 21 years of age and older in January 2018.

The Medicinal and Recreational Cannabis Regulation and Safety Act creates the general framework for the regulation of commercial medicinal and adult-use cannabis in California. Three state agencies are responsible for licensing and regulating each aspect of the industry: the Bureau of Cannabis Control regulates retailers, distributors, testing labs, microbusinesses, and temporary cannabis events; the Manufactured Cannabis Safety Branch, a division of the California Department of Public Health, regulates manufacturers of cannabis-infused edibles for both medical and nonmedical use; and the California Department of Food and Agriculture regulates cultivators of medicinal and adult-use cannabis.

Permitted products include oil-based formulations, edibles, and flower. Wholesaling and home delivery are permitted.

In December 2018, the Company received a manufacturing, distribution, and mobile dispensing license from the City of Davis, California. In January 2019, the Company received its California state licenses for manufacturing and distribution. In April 2019, the Company acquired Eureka, a Monterey County, California, based operator with a cultivation facility in the Salinas Valley. In February 2020, the Company acquired Cura Partners, Inc., owners of the Select brand. Select is a leading wholesale brand in California, among other states.

Colorado Operations

Colorado’s medical cannabis program was introduced in November 2000, when 54% of voters approved “Amendment 20”. Colorado became the first state in the nation to legalize adult-use cannabis when 55% of voters approved “Amendment 64” in November 2012. The first adult-use dispensaries opened in January 2014.

The market is divided into three main classes of licenses: cultivation, processing, and retail. Extracted oils, edibles, and flower products are permitted.

In February 2020, the Company signed a definitive agreement to acquire Blue Kudu, a Colorado-licensed processor and producer cannabis edibles, operating an 8,400 square feet facility in Denver, Colorado. The transaction was completed on July 10, 2020.

In February 2020, the Company closed the acquisition of Cura Partners, Inc., owners of the Select brand, a wholesale brand in Colorado, among other states.

Connecticut Operations

Connecticut’s medical cannabis program was introduced in May 2012 when the General Assembly passed legislation PA 12-55 ‘An Act Concerning the Palliative Use of Marijuana.’ The program is divided into two classes of licenses: producers and dispensaries. Producers cultivate and process medicinal cannabis and wholesale to dispensaries. Dispensaries sell cannabis directly to patients and must have a pharmacist on staff.

The program launched with six dispensary licensees and four producer licensees. The first dispensaries sold to patients in September 2014.

In January 2016, the Connecticut Department of Consumer Protection (“CTDCP”), the agency that oversees the program, approved three additional dispensary licenses. In December 2018, the CTDCP issued nine additional dispensary licenses, bringing the total to 18 licensed dispensaries in the state. As of September 2020, 18 of these dispensaries were operational.

Extracted oils and flower products are permitted. Edibles are permitted with the exception of confectionaries.

Curaleaf holds one of the four approved producer licenses in the state. The Company began wholesaling in October 2014 and as of September 30, 2020, sells to all 18 of the state’s operational dispensaries. Curaleaf previously operated a 40,000 square foot facility but has recently moved to a new 60,000 square foot facility, which includes cultivation space, extraction, purification facilities, and a commercial kitchen for the production of edibles. In April 2020, the Company acquired Arrow Alternative Care, the largest dispensary chain in the state with three dispensaries operating across the metro areas of Stamford, Milford and Hartford. In June 2020, the Company launched the first sales of the Select brand in Connecticut.

In July 2020, the Company acquired Grassroots., a cannabis multi-state operator in Connecticut, among other states, with one operational dispensary in Groton, Connecticut.

Florida Operations

Florida’s medical cannabis program was introduced in June 2014 when the Florida Legislature passed the Compassionate Medical Cannabis Act of 2014 (“CMCA”). The CMCA permitted low-THC cannabis oils to be dispensed and purchased by patients suffering from cancer and epilepsy. Under this program, six organizations called Medical Marijuana Treatment Centers (“MMTCs”) were licensed to dispense low-THC cannabis to patients.

In November 2016, Florida voters approved the Amendment 2 “Expand Medical Marijuana” ballot measure with 71% of the vote. This constitutional amendment expanded the program by legalizing cannabis oils for individuals with specific debilitating diseases or conditions, including chronic pain, as determined by a licensed state physician. In June 2018, Governor Scott signed Senate Bill 8-A: “Medical Use of Marijuana,” which outlined how patients can qualify and receive medical cannabis under the state’s constitutional amendment. The bill also increased the number of available MMTC licenses to 17, with 14 of these licenses issued as of year-end 2018. In April 2019, as the result of a joint settlement, the state awarded additional licenses, and as of the date hereof a total of 22 licenses have been granted in the state.

A single MMTC license allows for the cultivation, processing, and dispensing of cannabis products. Originally, each MMTC was permitted to open up to 25 dispensaries statewide. With each additional 100,000 qualified patients, the dispensary cap increased by five for each MMTC. However, the limit on dispensaries per MMTC no longer applies, as it expired on April 1, 2020.

Permitted products originally included oil-based formulations. Rules permitting the sale of edible medical cannabis products are under development. In May 2018, a district court judge ruled that Florida’s medical cannabis constitutional amendment requires the Department of Health to permit sales of smokable medical cannabis flower. Smokable flower was introduced as a permitted form factor in March 2019, shortly after Governor DeSantis signed a bill that repealed the state’s ban on smokable medical cannabis flower.

Each MMTC is required to cultivate and process all medical cannabis products they dispense. Wholesale transactions are permitted on a case by case basis to alleviate shortages. Home delivery is permitted.

The Company holds one of the original six vertically-integrated medical cannabis licenses issued in the state. In October 2016, Curaleaf’s Florida business became the third license holder to begin sales to patients. As of September 30, 2020, Curaleaf operated a 24,000 square foot indoor growing facility in Homestead, a 278,000 square foot greenhouse growing facility and a 50,000 square foot indoor growing facility in Mt. Dora, and 31 dispensaries, with plans to open additional dispensaries in 2020. In August 2020, the Company launched the first sales of the Select brand in Florida.

Illinois Operations

In 2013, the Illinois General Assembly passed the Compassionate Use of Medical Cannabis Pilot Program Act (410 ILCS 130), Public Act 98-0122 (the “Illinois Act”), which was signed into law by the Governor on August 1, 2013 and went into effect on January 1, 2014. The Illinois Act allows an individual who is diagnosed with a debilitating condition to register with the state to obtain cannabis for medical use. The program currently allows 60 Dispensing Organizations (each, a “DO”) and 22 cultivation centers state-wide; all separately registered in a non-vertically-integrated model. A large variety of medical cannabis products are allowed in the state, including the smoking of cannabis flower. Overall, the program is administered by the Illinois Department of Public Health (the “IDPH”), the Illinois Department of Financial and Professional Regulations (the “IDFPR”) is the regulatory agency overseeing the medical marijuana program for Dos and the Illinois Department of Agriculture (the “IDOA”) is the regulatory agency overseeing the medical marijuana program for cultivation centers.

In June 2019, Illinois governor signed legislation legalizing marijuana for recreational use. The Cannabis Regulation and Tax Act, legalizing and regulating marijuana for recreational use, went into effect on June 25, 2019, however recreational sales of marijuana began in the state on January 1, 2020. The adult use program allowed existing medical marijuana license holders to apply for Early Approval Adult Use Dispensing Organization (“EAAUDO”) licenses to be able to sell adult use product at existing medical marijuana dispensaries (known as “co-located” or “same site” dispensaries) on January 1, 2020, and to have the privilege of opening a secondary adult use only retail site for every medical marijuana dispensary location the DO already had in its portfolio. All EAAUDO license holders were also required to commit to the state’s groundbreaking Social Equity program either through a financial contribution, grant agreement, donation, incubation program, or sponsorship program. IDFPR will also be issuing an additional 75 Adult Use Dispensing Organization (“AUDO”) licenses in 2020. IDFPR is also expected to issue an additional 110 AUDO licenses by December 21, 2021. No single person or entity can have direct or indirect financial interest in more than 10 adult use dispensary licenses.

In July 2020, the Company acquired Grassroots, a cannabis multi-state operator in Illinois, among other states. Grassroots owns a cultivation and processing facility in Illinois and its acquisition of five dispensary licenses from associated individuals is currently pending regulatory approval. As of September 30, 2020, seven dispensaries operated under these licenses, which permit up to 10 dispensaries to be operated.

Kentucky Operations

Kentucky’s hemp program was introduced in 2013 when the Kentucky state legislature passed Senate Bill 50, “An Act Relating to Industrial Hemp.” The program is regulated by the Kentucky Department of Agriculture. The market is divided into two main classes of licenses: growers, and processor/handlers. As of July 2020, there were 970 licensed growers, and 170 licensed processor/handlers.

Curaleaf holds a hemp processor/handler license in Kentucky and leases a 74,000 square foot facility in Lexington. This industrial scale manufacturing facility distributes hemp-derived products, mainly cannabinoids such as CBD and CBG, at wholesale quantities to certain Curaleaf licensed medical cannabis facilities in other states, as permitted by applicable federal and state regulations. In addition, this facility serves as a centralized hub for key equipment and supplies to support Curaleaf’s national operations. During the early onset of the Covid-19 pandemic, the facility also produced and distributed hand sanitizer to Curaleaf facilities across the U.S.

Maine Operations

Maine’s medical cannabis program was introduced in November 1999 when voters approved Question 2, the ‘Maine Medical Marijuana for Specific Illnesses Initiative,’ with 61% of the vote. This program permitted qualified patients, or their designated caregiver, to grow and consume cannabis, but did not create a licensing structure whereby entities could apply to cultivate, process, and/or dispense cannabis.

In November 2009, Maine voters expanded the medical program by passing Question 5, the ‘Maine Medical Marijuana Initiative, with 59% of the vote, which established a licensing structure in which eight vertically-integrated, not-for-profit dispensaries could sell cannabis directly to registered patients. The first dispensary opened to patients in October 2010. Medical dispensaries are vertically

-integrated and cultivate, process, and dispense products to patients. Wholesaling is only permitted in emergency situations. Extracted oils, edibles, and flower products are permitted.

In November 2016, Maine voters approved Question 1, the ‘Maine Marijuana Legalization Measure,’ which legalized adult-use cannabis sales in the state. In May 2018, the Maine legislature overrode a veto by Governor LePage to formally approve the cannabis legalization legislation that lays the groundwork for the adult-use market. The law passed in May 2018 establishes separate classes of licenses (dispensaries, cultivators, processors) with no caps in place on the number of licenses that can be issued. In February 2019, the Department of Administrative and Financial Services, which oversees both the medical and adult-use programs, selected a consultant to write the rules and regulations for the adult-use program. Draft rules were released in April 2019; finalized and signed by the Governor in June 2019. The first adult-use sales were made to customers in October 2020.

Each medical licensee is permitted to open one dispensary. In July 2018, the Maine legislature overrode yet another veto by Governor LePage to formally approve a sweeping medical marijuana reform bill that regulates caregiver operations and approves the issuance of six new dispensary licenses. The bill also removes the requirement that medical cannabis license holders operate as not-for-profit entities, paving the way for the conversion of existing license holders to for-profit corporations. This bill went into effect in December 2018, and, as of September 30, 2020, there were still eight vertically-integrated medical dispensaries in Maine.

The Company used to provide management services to two of the eight integrated medical cannabis licensees in the state: Maine Organic Therapy (“MEOT”) and Remedy Compassion Center (“RCC”). MEOT operates a 30,000 square foot indoor grow facility and a dispensary. RCC operates a small grow facility and a dispensary and obtains most of its product wholesale via MEOT. MEOT and RCC have both been serving patients since 2010. Remedy consolidated with the Company in February 2020 when Remedy converted into a for-profit corporation and the Company entered into the Remedy Operating Agreement. The original management agreement entered into by the Company with MEOT in January 2017 was terminated in July 2020, and MEOT entered into a new management agreement with Verdure, an entity in which the Company’s CEO, Joseph Lusardi had a 50% ownership interest. The Company acquired Verdure in July 2020, allowing the Company to control MEOT. In order to accommodate Maine regulatory requirements, MEOT is wholly-owned by a third-party. The Company plans to open adult-use locations in Maine and has received local approval for two adult-use dispensaries while the state adult-use licenses are pending regulatory approval. In July 2020, the Company launched the first sales of the Select brand in Maine. See “Recent Acquisitions.”

Maryland Operations

Maryland’s medical cannabis program was introduced in May 2013 when then Governor O’Malley signed House Bill 1101 into law. The Maryland Medical Cannabis Commission (“MMCC”) issued preliminary licenses to 102 dispensaries, 15 cultivators, and 15 processors in 2016. The first dispensaries opened to patients in December 2018.

The market is divided into three classes of licenses: dispensaries, cultivators, and processors. Wholesaling occurs between cultivators and processors, cultivators and dispensaries, and processors and dispensaries. Originally, no one company could directly control multiple licenses of the same class, but this restriction was changed in May 2019 when Governor Hogan signed a bill that permitted a single company to own up to four dispensaries. Dispensary locations are tied to the Senate District in which they were awarded, with the exception of dispensary licenses that were awarded to applicants who also were awarded a cultivation license. These dispensaries can be located at the discretion of the license holder. Permitted products include oil-based formulations and flower. Edibles are prohibited.

In April 2018, the Maryland House and Senate approved a bill, which was later signed by Governor Hogan, that expanded the license pool, allowing for a maximum of seven additional cultivation licenses, for a total of 22, and 13 additional processing licenses, for a total of 28. As of September 30, 2020, there were approximately 92 operational dispensaries, 17 operational cultivators, and 18 operational processors. In October 2020, the MMCC issued three additional cultivation licenses and seven additional processing licenses.

Curaleaf received one of 102 preliminary medical cannabis dispensary licenses in December 2016. The Company launched its dispensary in the first quarter of 2018, shortly after the market launched in December 2017. The Company also acquired a company holding a cannabis processing license, which began operations in the first quarter of 2018.

In January 2019, the Company completed a convertible debt financing with the owners of the HMS/MI Businesses which consist of one cultivation, one processing, and two dispensaries. Concurrently with completion of the convertible debt financing, the Company entered into supply, offtake, branding and services agreements with the HMS/MI Businesses. Conversion of the debt into the equity of the HMS/MI Businesses is expected, subject to regulatory approval, when the licenses become subject to transfer under current law, starting in August 2020. The Company also announced in January 2019 that it had entered into an option purchase agreement to purchase all of Town Center Wellness, LLC, subject to regulatory approval, which operates the Elevate Takoma dispensary located in Takoma Park, Maryland, that was subsequently rebranded as Curaleaf Takoma.

In May 2019, Maryland passed legislation allowing for the sale of edibles in the market, and the Company has constructed a processing and manufacturing facility at Curaleaf’s Frederick facility in anticipation of the implementation of these rules.

In February 2020, the Company closed the acquisition of Cura Partners, Inc., owners of the Select brand. Select is a leading wholesale brand in Maryland, among other states.

In July 2020, the Company acquired Grassroots, a cannabis multi-state operator. In connection with the acquisition, the Company acquired the right to purchase entities affiliated with certain former Grassroots shareholders that own a cultivation and processing facility and a dispensary in Maryland and that manage another dispensary in Maryland. See “Proposed Transactions” section of this MD&A.

The Company has been marketing the assets of of HMS Health, LLC, cultivation operations and HMS Processing, LLC (together with HMS Health, LLC, “HMS Assets”), processing operations for sale with the intent to divest of the assets. Such a sale will enable the Company to acquire the cultivation and processing assets previously owned by Grassroots while complying with limits on license ownership in the state of Maryland. The cultivation and processing assets of Grassroots in Maryland were spun off prior to the acquisition of Grassroots by the Company, and the Company intends to purchase those assets when approved by the Maryland regulators. The Company continued to actively market the HMS Assets through September 30, 2020. As a result, the Company the HMS Assets are classified as assets held for sale in these financial statements. In November 2020, the Company announced the signing of a definitive agreement to sell its rights to the HMS Assets in Maryland to TerrAscend for a total consideration of $27,500. The HMS asset sale includes the divestiture of operations in a 22,000 square foot co-located cultivation and processing facility in Frederick, MD. The total consideration due to Curaleaf of $27,500 includes $25,000 in cash due at closing as well as a $2,500 interest bearing Note due and payable to Curaleaf in April 2022. The transaction is expected to close in the first quarter of 2021, pending customary closing conditions, including receipt of regulatory approval by the Maryland Medical Cannabis Commission.

In addition to the HMS Assets, the Company has been marketing the assets of Curaleaf Maryland, Inc., its licensed processing business in Maryland, with the intent to divest of Curaleaf the assets to ensure compliance with Maryland regulations. The Company signed definitive documents to sell 100% of Curaleaf Maryland, Inc. in October 2020. As a result, the Company classified these assets as held for sale as of September 30, 2020. In November 2020, the Company announced the closing of its divestiture of Curaleaf Maryland, Inc. for total consideration of $4,000.

Massachusetts Operations

Massachusetts’ medical cannabis program was established by “An Act for the Humanitarian Medical Use of Marijuana” in November 2012 when voters passed Ballot Question 3 “Massachusetts Medical Marijuana Initiative” with 63% of the vote. The first dispensary opened in June 2015.

In November 2016, Massachusetts voters legalized adult-use cannabis by passing ballot Question 4 – Legalize Marijuana with 54% of the vote. In March 2018, the Cannabis Control Commission (the “CCC”), the regulatory body, was set up to regulate the adult-use market and approve the rules that will govern the industry. In July 2019, Governor Baker signed legislation that laid the groundwork for the adult-use market. While the CCC originally aimed to officially launch adult-use sales on July 1, 2018, issues such as a lack of licensed testing labs and disagreements with city and town officials over agreements with cannabis businesses slowed the rollout, and the first adult-use sale did not take place until November 2018.

The Department of Health originally oversaw the medical cannabis program, but in December 2018 transferred oversight to the CCC, a change which was mandated by the aforementioned July 2018 legislation. Each medical licensee must be vertically-integrated and may have up to three medical dispensaries. Licensed medical dispensaries are given priority in adult-use licensing. As a result of the COVID-19 pandemic, Governor Charlie Baker ordered the closure of all adult-use dispensaries, effective from March 24, 2020 through May 25, 2020. All adult-use sales were prohibited through the duration of the order, though medical dispensaries were permitted to remain open for medical sales. As of the date hereof, all adult-use dispensaries are permitted to resume adult-use sales. As of September 30, 2020, there were 75 adult-use dispensaries permitted to open across the state

The CCC oversees the adult-use cannabis program. Adult-use cultivators are grouped into 11 tiers of production—ranging from up to 5,000 square feet to no larger than 100,000 square feet – and regulators will bump a licensee down to a lower tier if that licensee has not shown an ability to sell at least 70% of what it produces. Medical dispensaries that wish to add the ability to sell cannabis products to non-patients will be required to reserve 35% of their inventory or the six-month average of their medical cannabis sales for medical cannabis patients. In order to achieve an adult-use license, a prospective licensee must first sign a “Host Community Agreement” with the town in which it wishes to locate. Roughly two-thirds of municipalities in the state have a ban or a moratorium in place that prohibits cannabis businesses from operating within their jurisdiction.

In both the medical and adult-use markets, extracted oils, edibles, and flower products are permitted. Wholesaling is also permitted.

The Company holds an integrated medical cannabis license and operates a 104,000 square foot indoor grow and four dispensaries, one licensed for medical and adult-use sales in Oxford, one licensed for medical sales in Hanover, one licensed for adult-use sales in Provincetown, and one licensed for adult-use sales in Ware. In February 2019, Curaleaf exercised an option to purchase an adjacent unit in its cultivation facility, thereby expanding its cultivation facility from 54,000 to 104,000 square feet. In July 2020, the Company launched the first sales of the Select brand in Massachusetts.

On August 9, 2019, the Company announced that it had been granted approval by the CCC for the Company’s reverse takeover transaction, which the CCC deemed a change of ownership and control.

In October 2020, the Company’s acquisition of Alternative Therapies Group (“ATG”), another licensed medical cannabis operator in Massachusetts, which operates a 53,000 square foot cultivation facility and a processing facility, was unanimously approved by the CCC. The transaction was closed in November 2020.

Michigan Operations

Michigan’s medical cannabis program was introduced in November 2008, when 63% of voters approved the “Michigan Compassionate Care Initiative.” In November 2018, 56% of voters approved the “Michigan Regulation and Taxation of Marijuana Act,” which legalized adult-use cannabis in the state. The first adult-use dispensaries opened in December 2019.

The market is divided into three main classes of licenses: cultivation, processing, and retail. Extracted oils, edibles, and flower products are permitted.

In February 2020, the Company closed the acquisition of Cura Partners, Inc., owners of the Select brand, a wholesale brand in Michigan, among other states.

In July 2020, the Company acquired Grassroots, a cannabis multi-state operator in Michigan, among other states. As of September 30, 2020, Grassroots operated four dispensaries across Michigan.

Missouri Operations

Missouri’s medical cannabis program was introduced in November 2018 when 66% of voters approved Amendment 2, the “Medical Marijuana and Veteran Healthcare Services Initiative,” which legalized medical cannabis for patients with certain qualifying conditions. The first dispensary is expected to open by the end of 2020.

The Missouri Department of Health and Senior Services (“MO DHSS”) is the regulatory agency that oversees the program. The market is divided into three main classes of licenses: cultivation, processing, and dispensary. The MO DHSS has awarded 60 cultivation, 86 processing, and 192 dispensary licenses. As of September 30, 2020, there were no operational dispensaries. A large variety of medical cannabis products are allowed in the state, including the smoking of cannabis flower.

In July 2020, the Company closed the acquisition of Grassroots, cannabis multi-state operator in Missouri, among other states which holds the right to acquire five medical cannabis dispensary licenses and one processing license in Missouri. The Company is currently exploring the development of those licenses with local partners. The processing license is expected to become operational in the first quarter of 2021.

Nevada Operations

Nevada’s medical cannabis program was introduced in June 2013 when the legislature passed SB374, legalizing the medicinal use of cannabis for certified patients. The first dispensaries opened to patients in August 2015.

In November 2016, Nevada voters approved Question 2 with 55% of the vote, legalizing adult-use cannabis in the state. Adult-use sales launched under an “early-start” program on July 1, 2018. This market is divided into five classes of licenses: dispensaries, cultivators, distribution, product manufacturing, and testing. Licenses are tied to the locality in which they were awarded. In December 2018, the Nevada Department of Taxation, the agency which oversees the cannabis program, issued 61 new dispensary licenses. As of September 30, 2020, there were approximately 73 operational dispensaries, 134 operational cultivators, and 96 operational processors. Effective March 20, 2020, Governor Steve Sisolak ordered the closure of all dispensary storefronts, meaning that, through the duration of the order, all cannabis sales in Nevada were made via delivery. On May 1, 2020, Governor Sisolak permitted cannabis dispensaries to offer curbside pickup, in addition to delivery. On May 9, 2020, Governor Sisolak permitted the resumption of in-store sales, with certain health and safety limits, as part of the governor’s plan to reopen the state.

Extracted oils, edibles, and flower products are permitted. Wholesaling is permitted.

In 2018, the Company agreed to acquire a 10,000 square foot licensed indoor cannabis cultivation and a licensed dispensary, operating in Las Vegas, Nevada. Both businesses are licensed for both medical and adult-use sales. Each of these transactions are subject to regulatory approval. In March 2019, the Company agreed to acquire Acres, a company with a 269,000 square foot operating cultivation facility and further expansion as needed on 37 acres of land in Amargosa Valley, Nevada, a large dispensary located in the Las Vegas, Nevada, and a dispensary license for a future site in Ely, Nevada. The transaction consisted of two stages, with the Company closing the acquisition of the cultivation and processing assets of Acres in October 2019. The Acres businesses financial results were consolidated as of November 2019 in conjunction with completion of the cultivation and processing component of the transaction. The acquisition of the Acres dispensaries and processing facility closed in January 2020.

In February 2020, the Company closed the acquisition of Cura Partners, Inc., owners of the Select brand. Select is a leading wholesale brand in Nevada, among other states.

In July 2020, the Company acquired Grassroots, a cannabis multi-state operator in Nevada, among other states. The closing of the Grassroots transaction provides the Company with the rights to acquire seven additional cannabis dispensary licenses in Nevada. The Company has not realized these rights at this time.

New Jersey Operations

New Jersey’s medical cannabis program was introduced in January 2010 when then Governor Corzine signed the New Jersey Compassionate Use Medical Marijuana Act (“NJCUMMA”) into law. The NJCUMMA legalized medical cannabis for patients with certain qualifying conditions. The first sales were made to patients in December 2012.

In March 2018, under the direction of Governor Murphy, who campaigned on a platform that included cannabis legalization, the New Jersey Department of Health (“NJDOH”) issued the Executive Order 6 Report, which immediately expanded the medical cannabis program in numerous ways, including adding chronic pain and anxiety as qualifying conditions, doubling the monthly product limit, and permitting current licensees to open satellite dispensaries. In August 2018, the NJDOH began accepting applications for the licensing of six additional Alternative Treatment Centers (“ATCs”). These licenses were awarded in December 2018, and as of September 30, 2020, there were nine operational ATCs dispensing medical cannabis to patients from a total of 12 dispensaries. In December 2019, the New Jersey state legislature passed a bill to add an initiative to the November 2020 ballot that will allow voters to decide whether to legalize the sale of adult-use cannabis in the state, which was subsequently approved by electors, legalizing the cultivation, processing and sale of adult-use marijuana in the State. The Cannabis Regulatory Commission will be responsible for regulating the cultivation, processing and sale of adult-use marijuana.

A single ATC license allows for the cultivation, processing, and dispensing of medical cannabis products. Originally, each ATC was permitted to open one dispensary, located within the same facility in which the ATC cultivated and processed. With the Executive Order 6 Report, each ATC can now open two additional satellite dispensaries within their NJDOH- designated region for a total of three dispensaries each, as well as satellite production facilities. Wholesaling is permitted with approval from the NJDOH.

Extracted oils and flower products are permitted. The Executive Order 6 Report recommended adding edibles as a permitted product, with rulemaking for edibles the responsibility of the state legislature. As of the date hereof, the legislature has yet to develop rules for edibles, and a timeline for edibles rulemaking is yet to be determined.

Originally, ATCs were required to be non-profit entities. However, pursuant to the “Jake Honig Compassionate Use Medical Cannabis Act”, signed into law on July 2, 2019, ATCs are permitted to sell or transfer their license to a for-profit entity, pending NJDOH approval.

In July 2020, the Company announced the completion of the acquisition of the assets of Curaleaf NJ, Inc., a vertically- integrated medical cannabis non-profit corporation that holds one of the original six medical licenses in New Jersey. The Company now owns 100% of the Curaleaf NJ, Inc. (“Curaleaf NJ”) ATC operations, assets and licenses in New Jersey, for which it previously provided management services. Curaleaf NJ owns a property that includes 42,150 square feet of cultivation space. Curaleaf NJ also owns an adjacent 12,000 square feet facility, of which 4,000 square feet is utilized for dispensary operations, with the remainder used for ancillary operations such as packaging and storage. Since the start of sales in October 2015, Curaleaf NJ has established itself as a market leader, dispensing 36% of all product sold in the state in 2018. In accordance with the recently adopted regulations described above, Curaleaf NJ plans to open two more dispensary locations in the state, as well as an additional cultivation facility, for which the Company has secured a 111,000 square foot facility in the township of Winslow, NJ.

In November 2020, New Jersey voters approved Question 1 with approximately 67% of the vote, legalizing adult-use cannabis in the state. Governing rules and regulations are expected to follow.

New York Operations

New York’s medical cannabis program was introduced in July 2014 when Governor Cuomo signed the Compassionate Care Act, which legalized cannabis oils for patients with certain qualifying conditions. Under this program, five organizations, called Registered Organizations (each, an “RO”) were licensed to dispense cannabis oil to patients, with the first sale to a patient completed in January 2016.

In December 2016, the New York State Department of Health (“NYSDOH”) added chronic pain as a qualifying condition. In the month-and-a-half following the addition of chronic pain, the number of registered patients increased by 18%. In August 2018, the NYSDOH granted licenses to five additional ROs. A single RO license allows for the cultivation, processing, and dispensing of medical cannabis products. Each RO is permitted to open four dispensaries in NYSDOH- designated regions throughout the state and one cultivation/processing facility. Each RO is required to cultivate and process all medical cannabis products they dispense; however, wholesale transactions are permitted with approval from the state.

In November 2018, Governor Cuomo signed a bill to add post-traumatic stress disorder as a qualifying condition. In July 2018, the NYSDOH added opioid replacement as a qualifying condition, meaning any condition for which an opioid could be prescribed is now a qualifying condition for medical cannabis. In August 2018, Governor Cuomo, prompted by a NYSDOH study which concluded the “positive effects” of cannabis legalization “outweigh the potential negative impacts,” appointed a group to draft a bill for regulating legal adult-use cannabis sales in New York. During the 2019 state legislative session, Governor Cuomo proposed adult-use legalization in his budget proposal, though the legislature failed to include legalization in the final budget, and also failed to pass a legalization bill during the session. In January 2020, Governor Cuomo again included cannabis legalization in his budget proposal, but adult-use legalization was not passed, in part due to the impact of the novel coronavirus on the legislative session.

Permitted products include oil-based formulations (vaporizer cartridges, tinctures, capsules), and ground-flower sold in tamper-proof vessels. Home delivery is also permitted.

The Company was awarded a vertically-integrated license in May 2018 with the right to open 4 dispensaries. The Company is only one of 10 license holders in the state. The Company currently operates 4 dispensaries located in Newburgh, Plattsburgh, Queens, and Nassau County, as well as a 72,000 square feet cultivation and manufacturing facility in Ravena, New York. In September 2020, the Company launched the first sales of the Select brand in New York.

North Dakota Operations

North Dakota’s medical cannabis program was introduced in November 2016 when 64% of voters approved Measure 5, “Medical Marijuana,” which legalized medical cannabis for patients with certain qualifying conditions. The first sales were made to patients in March 2019.

The North Dakota Department of Health (“ND DOH”) is the regulatory agency that oversees the program. The market is divided into two main classes of licenses: cultivation/processing and dispensary. The ND DOH has awarded 2 cultivation/processing licenses and 8 dispensary licenses. As of September 30, 2020, all 8 dispensaries were operational. A large variety of medical cannabis products are allowed in the state, including the smoking of cannabis flower.

In July 2020, the Company acquired Grassroots, a cannabis multi-state operator in North Dakota, among other states, with four operational dispensaries and one cultivation and processing facility in North Dakota. The cultivation and processing facility, located in Fargo, is 33,000 square feet and is also operational.

Ohio Operations

Ohio’s medical cannabis program was introduced in June 2016 when House Bill 523 was signed into law. In November 2018, the state issued 12 ‘Level I’ cultivation licenses, which permit up to 25,000 square feet of canopy, and 12 ‘Level II’ cultivation licenses, which permit up to 3,000 square feet of canopy. In June 2018, the state issued 56 dispensary licenses. In August 2018, the state issued seven processing licenses, and over the next few months issued seven additional processing licenses. In January 2019, the state issued an additional 26 processing licenses for a total of 40 across the state. Due to controversies around the scoring of cultivation applications and ensuing appeals, there are currently 57 dispensary licenses, 19 ‘Level I’ cultivation licenses, 14 ‘Level II’ cultivation licenses, and 48 processing licenses in the state. The first dispensaries opened in January 2019.

The Ohio Department of Commerce is responsible for regulating cultivators and processors. The Ohio State Board of Pharmacy is responsible for regulating dispensaries and the patient and caregiver registry. The Ohio State Medical Board is responsible for certifying physicians and reviewing petitions to add qualifying medical conditions.

Extracted oils, edibles, and non-combustible flower products are permitted.

The Company was awarded a preliminary processing license in Amelia, Ohio in early 2019. The Company has relinquished this license due to the dissolution of the Village of Amelia and the absorption of the licensed processor site into a town that does not permit cannabis activities. In May 2019, the Company entered into an agreement granting it an option to acquire the licenses and operations of Ohio Grown Therapies (“OGT”), a holder of one of the 19 Level 1 cultivation licenses and a processing license. OGT completed construction of a 32,000 square foot production facility in Johnstown, Ohio, and received its final licenses on July 1, 2020. The transfer of the OGT licenses and operations to the Company is pending regulatory approval. See “Proposed Transactions” section of this MD&A. In October 2020, the Company launched the first sales of the Select brand in Ohio.

In July 2020, the Company acquired Grassroots, a cannabis multi-state operator in Ohio, among other states, with rights to acquire one cultivation facility, one processing facility and two dispensaries in Ohio. The Company will own and operate the dispensaries upon receipt of regulatory approval. Due to license ownership limitations in Ohio, the Company is planning to dispose of its rights in the cultivation and processing facility.

Oklahoma Operations

Oklahoma’s medical cannabis program was introduced in June 2018, when 57% of voters approved Oklahoma State Question 788, the “Medical Marijuana Legalization Initiative.” The first medical dispensaries opened in October 2018.

The market is divided into three main classes of licenses: cultivation, processing, and retail. Extracted oils, edibles, and flower products are permitted.

In May 2020, the Company announced the expansion of the Select brand to the Oklahoma medical cannabis market.

In July 2020, the Company acquired Grassroots, a cannabis multi-state operator in Oklahoma, among other states. As of September 30, 2020, a Grassroots affiliated entity operated one dispensary in Oklahoma, though the Company intends to close this location due to the saturation of the Oklahoma dispensary market, where over 2,000 dispensary licenses have been issued.

Oregon Operations

Oregon’s medical cannabis program was introduced in November 1998 when voters approved Measure 67, the Oregon Medical Marijuana Act.

In November 2014, voters approved Measure 91, the ‘Oregon Legalized Marijuana Initiative’, which legalized adult-use cannabis in the state. In October 2015, the first adult-use dispensaries opened.

The market is divided into six classes of licenses: dispensaries, cultivators, wholesalers, processors, laboratories and research. To date the market has had a more relaxed licensing structure which has led to an oversupply of product. In 2018, Oregon cultivators grew three times the amount of cannabis that could legally be consumed in the market. In response to a report highlighting the issues in Oregon, the U.S. Attorney for Oregon, Billy Williams, said, “The recent HIDTA Insight Report on marijuana production, distribution, and consumption in Oregon confirms what we already know—it is out of control.”

In June 2018, the Oregon Liquor Control Commission, which regulates the adult-use program, announced they would not process any new adult-use license applications in order to work through the backlog that has developed as the result of 3,432 applications being submitted as of May 2018. In July 2018, the Oregon Health Authority, which regulates the medical program, conceded in a report that it has not provided effective oversight of growers and others in the industry.

Extracted oils, edibles, and flower products are permitted.

The Company holds a producer license and a processing license for adult-use and operates a 20,000 square foot outdoor cultivation center and an adjacent 17,000 square foot indoor facility. The facility is used for indoor cultivation, CO2 extraction, and manufacturing. In July 2018, the Company acquired a dispensary, which launched operations in Portland, Oregon at the end of 2018.

In February 2020, the Company closed the acquisition of Cura Partners, Inc., owners of the Select brand. Select is a leading wholesale brand in Oregon, among other states.

Pennsylvania Operations

Pennsylvania’s medical cannabis program was introduced in April 2016 when Governor Wolf signed into law SB 3 “Medical Marijuana Act”, which legalized medical cannabis oils for patients with certain qualifying conditions. The law also called for a class of licenses, called “clinical registrant” licenses, whereby accredited medical institutions in the state can partner with medical cannabis companies to conduct research. There are two primary classes of licenses: licenses to grow/process cannabis products, and licenses to dispense cannabis products to patients. Grower/processors wholesale products to dispensaries. In June 2018, the Pennsylvania Department of Health (“PADOH”) awarded licenses to 12 grower/processors as well as 27 dispensary licensees. Each dispensary license permits the licensee to open up to three dispensaries in the region in which the license was awarded. In February 2018, the first dispensaries opened to patients.

In May 2018, a Commonwealth Court judge halted the PADOH’s planned “clinical registrant” program whereby up to eight Pennsylvania medical schools would partner with licensed medical cannabis organizations to conduct research. In June 2018, Governor Wolf signed a bill to re-implement the clinical registrant program. In June 2018, the PADOH awarded licenses to an additional 13 grower/processors. In December 2018, the PADOH awarded an additional 23 dispensary licenses. In June 2019, the PADOH awarded three clinical registrant licenses. In February 2020, the PADOH awarded four additional clinical registrant licenses. In August 2020, the PADOH awarded the eighth and final clinical registrant license.

Originally, only oil-based formulations were permitted. In April 2018, the PADOH approved flower as a permitted medical cannabis product offering, and dispensaries began to offer flower to patients in August 2018.

The Company has partnered with an accredited medical school to obtain a “Clinical Registrant” license in Pennsylvania. In February 2020, the Company’s Pennsylvania subsidiary was approved as a Clinical Registrant in Pennsylvania by the Commonwealth's Department of Health, Office of Medical Marijuana. Under this designation, the Pennsylvania subsidiary is entitled to open a cultivation and processing facility and up to six dispensaries, under the Commonwealth's medical marijuana research program. Pennsylvania’s medical cannabis program has created this class of license to promote cooperation between industry and academia in the research of medical benefits of cannabis. To support its presence in Pennsylvania, the Pennsylvania subsidiary has leased a 50,000 square foot production facility in King of Prussia, Pennsylvania.

In July 2020, the Company acquired Grassroots, a cannabis multi-state operator in Pennsylvania, among other states. Grassroots’ subsidiaries hold cultivation, processing and three dispensary licenses, and also have rights to acquire a fourth dispensary license. Each dispensary license entitles the license holder to operate up to three dispensaries. The Pennsylvania subsidiaries currently have an operating 75,000 square foot cultivation and processing facility and nine dispensaries.

Utah Operations

Utah’s medical cannabis program was introduced in November 2018, when 53% of voters approved “Proposition 2, Medical Marijuana Initiative”. In December 2018, the state legislature passed a bill that legalized medical cannabis but implemented several changes to the Proposition 2 ballot erasure, including removing home cultivation rights for patients and adding a requirement that dispensaries employ pharmacists.

The market is divided into three main classes of licenses: cultivation, processing, and retail. In July 2019, the Utah Department of Agriculture and Food (“UDAF”) awarded eight cultivation licenses. In January 2020, the Utah Department of Health awarded 14 retail licenses. The UDAF issues processing licenses on a rolling basis, with processing licenses awarded to 10 companies as of September 30, 2020. All medical cannabis form factors are permitted, as is wholesaling. The market began sales in March 2020.

In January 2020, the Company was awarded a medical cannabis retail license from the Utah Department of Health. The Company opened its dispensary in Lehi, Utah in August 2020. In January 2020, the Company announced that it received preliminary approval for a processing license by the UDAF. The notice grants Curaleaf permission to begin the build out of its processing facility, and the Company expects to complete the build out by the end of 2020.

Vermont Operations

Vermont’s medical cannabis program was introduced in May 2004 when Senate Bill 76 was approved by the Vermont House and Senate and became law without the governor’s signature. This legislation permitted state-qualified patients to grow and possess marijuana for medicinal purposes. This legislation was expanded in June 2007 when Senate Bill 7 was approved by the Vermont House and Senate and again became law without the governor’s signature. Senate Bill 7 expanded the list of qualifying conditions and increased the number of plants that patients may legally cultivate, among other things. In June 2011, the Vermont legislate passed Senate Bill 17, the “Vermont Marijuana for Symptom Relief Act,” which, among other things, authorized a state-regulated system for medical cannabis sales through licensed dispensaries.

The first sales were made to patients in 2012. In January 2018, Vermont became the first state to legalize cannabis via the legislature when Governor Scott signed H. 511, which legalized possession of up to one ounce of cannabis, among other things, though did not create a state-regulated system for adult-use sales. In October 2020, Governor Scott announced that he would allow legislation to regulate and tax cannabis sales to become law without his signature, with adult-use sales expected to begin in late 2022.

The Vermont Department of Public Safety (“VT DPS”) is the regulatory agency that oversees the medical program. The market consists of five vertically-integrated licenses. Each license permits the owner to operate a grow/processing facility and up to two dispensaries. As of September 30, 2020, there were 7 operational dispensaries. A large variety of medical cannabis products are allowed in the state, including the smoking of cannabis flower.

In July 2020, the Company acquired Grassroots, which operates two dispensaries and one grow and processing facility in Vermont.

Components of Our Results of Operations

Revenue

Retail and Wholesale Revenue

The Company derives its retail and wholesale revenue in states in which it is licensed to cultivate, process, distribute, and sell cannabis. The Company sells directly to customers at its retail stores and sells wholesale to other dispensaries or processors not owned by the Company. For the three and nine months ended September 30, 2020, our wholesale revenue represented approximately 25% and 28% of total retail and wholesale revenue, respectively. For the three and nine months ended September 30, 2019, wholesale revenue represented approximately 13% and 15% of total retail and wholesale revenue, respectively. The shift in mix of retail and wholesale revenues in 2020 as compared to 2019 was driven primarily by the inclusion of Select wholesale revenues after the completion of the acquisition in February 2020.

Management Fee Income

Management fee (or revenue from Non-Cannabis Operations) income represents revenue related to management services agreements pursuant to which the Company provides professional services, including cultivation, processing and retail know-how and back office administration, intellectual property licensing, real estate leasing services and lending facilities to medical and adult-use cannabis licensees. The Company recognizes revenue from these consulting services on a straight-line basis over the term of third-party consulting agreements as services are provided.

Cost of Goods Sold

Cost of goods sold are derived from costs related to the cultivation and production of cannabis and from wholesale purchases made from other licensed producers operating within state markets in which the Company operates. Cost of goods sold includes the costs directly attributable to the production of inventory and includes amounts incurred in the cultivation and manufacture of finished goods, such as flower, concentrates, and edibles. Direct and indirect costs include, but are not limited to material, labor, supplies, depreciation expense on production equipment, utilities, and facilities costs associated with cultivation.

Change in Fair Value of Biological Assets

Biological assets are considered plants that are actively growing. In accordance with IAS 41 – Agriculture, biological assets are recorded at fair value at the time of harvest, less costs to sell, which are transferred to inventory. The amount transferred becomes the carrying value of the inventory on a go-forward basis. When the inventory is sold, the fair value is relieved from inventory and the amount is expensed to the cost of goods sold. The cost of goods sold also includes the product cost and costs related to products acquired from other suppliers.

Gross Profit

Gross profit is revenue less cost of goods sold. During the three and nine months ended September 30, 2020 and 2019 the Company did not operate at full capacity and the Company expects gross profit to increase over the foreseeable future as it continues to invest in its current operations.

Operating Expenses

Salaries and benefits include non-cost-of-goods sold labor for each retail location and corporate labor expenses. The Company expects salaries and benefits to increase proportionally with store openings in the foreseeable future, but these expenses are expected to level off as operations are scaled in each market.

Sales and marketing expenses consist of selling costs to support the Company’s retail stores including branding and marketing expenses and product development expenses. The Company expects selling costs to increase proportionally with each retail store opening.

Professional fees consist of accounting, legal and acquisition related expenses. The Company expects these fees to increase as expansion continues and subsequent acquisitions occur.

Other general and administrative expenses consist of travel, general office supplies and monthly services, facilities and occupancy, insurance, director fees and new business development expenses.

Other Income (Expense)

Interest income

The Company has notes receivable with various parties that earn interest income at rates ranging from 8% to 18%.

Interest expense

Interest expense consists of interest on outstanding borrowings under various promissory note agreements as well as amortization of debt discounts.

Other income (expense)

Other income consists of gains related to the modification of debt discount, offset by the gains and losses on the disposal of assets and liabilities.

Income taxes

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable.

As the Company operates in the state-legal cannabis industry, the Company is subject to Section 280E of the Internal Revenue Code (“IRC”) which prohibits businesses engaged in the trafficking of controlled substances (within the meaning of Schedule I and II of the CSA) from deducting normal business expenses associated with the sale of cannabis, such as payroll and rent, from gross income (revenue less cost of goods sold). Section 280E, therefore, has a significant impact on the retail side of cannabis, but a lesser impact on cultivation and manufacturing operations.  Section 280E was originally intended to penalize criminal market operators, but because cannabis remains a Schedule I controlled substance for U.S. Federal purposes, the Internal Revenue Service (“IRS”) has subsequently applied Section 280E to state-legal cannabis businesses. The effective tax rate on a cannabis business depends on how large its ratio of non-deductible expenses is to its total revenues.  In the states that the Company operates in that align their tax codes with Section 280E, it is also unable to deduct normal business expenses for state tax purposes. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable and a higher effective tax rate than most industries.

SELECTED FINANCIAL INFORMATION

The Company reports results of operations of its affiliates from the date that control commences. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and is exposed to the variable returns from its activities. The following selected financial information includes only the results of operations after the Company established control of its affiliates. Accordingly, the information included below may not be representative of the results of operations if such affiliates had included their results of operations for the entire reporting period.

The following table sets forth selected financial information for the periods indicated that was derived from the Company’s condensed interim consolidated financial statements and the respective accompanying notes prepared in accordance with IFRS. The selected consolidated financial information set out below may not be indicative of the Company’s future performance:

	Three months ended
	September 30,	June 30,	September 30,
	2020	2020	2019
Revenue	$182,408	$117,480	$61,820
Cost of goods sold	90,633	56,844	27,079
Gross profit before impact of biological assets	91,775	60,636	34,741
Net change in fair value of biological assets	24,008	20,591	13,810
Gross profit	115,783	81,227	48,551
Operating expenses	99,412	59,536	47,108
Other expense, net	(6,557)	(9,993)	(3,598)
Net loss and comprehensive loss	(8,931)	(1,836)	(7,434)
Loss per share attributable to Curaleaf Holdings, Inc. - basic and diluted	$(0.01)	$(0.00)	$(0.01)

	Nine Months Ended September 30,
	2020	2019
Revenue	$396,385	$145,562
Cost of goods sold	191,490	66,692
Gross profit before impact of biological assets	204,895	78,870
Net change in fair value of biological assets	60,156	17,449
Gross profit	265,051	96,319
Operating expenses	221,993	116,768
Other expense, net	(23,748)	(10,214)
Net loss and comprehensive loss	(26,218)	(42,696)
Loss per share attributable to Curaleaf Holdings, Inc. - basic and diluted	$(0.05)	$(0.09)

	September 30,	December 31,	September 30,
	2020	2019	2019
Total assets	$2,359,230	$736,926	$713,240
Long-term debt	273,695	87,953	86,383
Long-term lease liabilities	259,219	81,319	78,405

RESULTS OF OPERATIONS FOR THE THREE ENDED SEPTEMBER 30, 2020 AND 2019 AND THE THREE MONTHS ENDED JUNE 30, 2020

The following table summarizes our results of operations for the three months ended September 30, 2020 and 2019 and the three months ended June 30, 2020:

	Three months ended
	Q3 '20	Q2 '20	Q3 '20 vs	Q3 '20 vs	Q3 '19	Q3 '20 vs	Q3 '20 vs
	September 30,	June 30,	Q2 '20	Q2 '20	September 30,	Q3 '19	Q3 '19
	2020	2020	$ Change	% Change	2019	$ Change	% Change
Revenues:
Retail revenue	$135,344	$66,275	$69,069	104%	$44,152	$91,192	207%
Wholesale revenue	44,958	33,304	11,654	35%	6,529	38,429	589%
Management fee income	2,106	17,901	(15,795)	(88)%	11,139	(9,033)	(81)%
Total revenues	182,408	117,480	64,928	55%	61,820	120,588	195%
Cost of goods sold	90,633	56,844	33,789	59%	27,079	63,554	235%
Gross profit before impact of biological assets	91,775	60,636	31,139	51%	34,741	57,034	164%
Realized fair value amounts included in inventory sold	(48,706)	(22,423)	(26,283)	117%	(15,004)	(33,702)	225%
Unrealized fair value gain on growth of biological assets	72,714	43,014	29,700	69%	28,814	43,900	152%
Gross profit	115,783	81,227	34,556	43%	48,551	67,232	138%
Operating expenses	99,412	59,536	39,876	67%	47,108	52,304	111%
Income from operations	16,371	21,691	(5,320)	(25)%	1,443	14,928	1,035%
Other expense, net	(6,557)	(9,993)	3,436	(34)%	(3,598)	(2,959)	82%
Income (Loss) before provision for income taxes	9,814	11,698	(1,884)	(16)%	(2,155)	11,969	555%
Income tax expense	(18,745)	(13,534)	(5,211)	39%	(5,279)	(13,466)	255%
Net loss	(8,931)	(1,836)	(7,095)	386%	(7,434)	(1,497)	20%
Less: Net loss attributable to redeemable non-controlling interest	412	193	219	113%	(599)	1,011	(169)%
Net loss attributable to Curaleaf, Holdings Inc.	$(9,343)	$(2,029)	$(7,314)	(360)%	$(6,835)	$(2,508)	(37)%

	Three months ended
	Q3 '20	Q2 '20	Q3 '19
	September 30,	June 30,	September 30,
	2020	2020	2019
Retail revenue	$135,344	$66,275	$44,152
Wholesale revenue	44,958	33,304	6,529
Management fee income	2,106	17,901	11,139
Total revenues	182,408	117,480	61,820
Cost of goods sold	90,633	56,844	27,079
Gross profit before impact of biological assets	91,775	60,636	34,741
Realized fair value amounts included in inventory sold	(48,706)	(22,423)	(15,004)
Unrealized fair value gain on growth of biological assets	72,714	43,014	28,814
Gross profit	$115,783	$81,227	$48,551
Gross margin	63%	69%	79%
Gross profit before impact of management fee income and biological assets	$89,669	$42,735	$23,602
Gross margin before impact of management fee income and biological assets	50%	43%	47%
Gross profit before impact of management fee income and after net gain on biological assets	$113,677	$63,326	$37,412
Gross margin before impact of management fee income and after net gain on biological assets	63%	64%	74%

Comparison of the three months ended September 30, 2020 and September 30, 2019

Revenue

Revenue for the three months ended September 30, 2020 was 182,408, an increase of $120,588 or 195% compared to revenue of $61,820 for the three months ended September 30, 2019. The increase in revenue was driven by an increase of $129,621 in retail and wholesale revenue, offset by a decrease of $9,033 in management fee income.

Retail and wholesale revenue for the three months ended September 30, 2020 was $180,302, an increase of $129,621 or 256% compared to $50,681 for the three months ended September 30, 2019. The increase in retail and wholesale revenue was primarily due to organic growth and new store openings in in Florida, Massachusetts, Arizona and New York, impact of the Select, Grassroots, Curaleaf NJ, Arrow, and Maine Organic Therapy acquisitions, as well as acquisition related growth in Arizona due to addition of two dispensaries in the quarter ended September 30, 2019, Nevada due to the addition of Acres in late 2019. During the quarter ended September 30, 2020 there were no significant seasonality impacts on retail and wholesale revenue.

The decrease in management fee income of $9,033 is primarily due to the acquisition of Curaleaf NJ, the managed not-for-profit in New Jersey in July 2020, offset by the increased management fees generated from ATG resulting from recovery of sales after COVID-19 related closures during the quarter ended June 30, 2020.

Cost of Goods Sold & Change in Fair Value of Biological Assets

Cost of goods sold, excluding any adjustments to the fair value of biological assets, for the three months ended September 30, 2020 was $90,633, an increase of $63,554 or 235% compared to cost of goods sold for the three months ended September 30, 2019. The increase was primarily due to cultivation and processing costs directly related to the increase in cannabis revenue for the three months ended September 30, 2020. Increases in cannabis revenue were the result of incremental costs resulting from the acquisitions of Select in early 2020 and Grassroot and Curaleaf NJ in July 2020, acquisitions completed during 2019, as well as the opening of new dispensaries and organic growth.

Biological asset transformation for the three months ended September 30, 2020 was $24,008, an increase of $10,198 or 74% compared to $13,810 for the three months ended September 30, 2019. The increase was primarily due to the increased cultivation operating capacity resulting from expansion projects in New York, Florida and Massachusetts, increased cultivation operating capacity resulting from acquisitions of Grassroots, New Jersey and Acres and the corresponding increase in the unrealized fair value gain on the growth of biological assets offset by the amounts realized and included in cost of goods sold.

Gross Profit

Gross profit for the three months ended September 30, 2020 was $115,783, or 63%, compared to $48,551, or 79%, for the three months ended September 30, 2019.

Gross profit before management fee income and biological asset adjustments for the three months ended September 30, 2020 was $89,669 compared to $23,602 for the three months ended September 30, 2019. Gross margin for the three months ended September 30, 2020 was 50% compared to 47% for the three months ended September 30, 2019. The increase in gross margin was primarily due to the continued improvement in the operating capacity and efficiency of the Company’s cultivation and processing facilities as well the positive gross margin impact of the Grassroots acquisition.

Gross profit before management fee income and after net gains on biological assets for the three months ended September 30, 2020 was $113,677 or 63%, compared to $37,412, or 74%, for the three months ended September 30, 2019. The increase in gross profit was primarily due to higher operating capacity of the Company’s cultivation and processing facilities, while gross margin declined due to the relative impact of net gain on biological assets for the three months ended September 30, 2019.

Total Operating Expenses

	Three months ended			Q3 '20 vs	Q3 '20 vs
	September 30,	June 30,	September 30,	Q2 '20	Q3 '19
	2020	2020	2019	$ Change	$ Change
Salaries and benefits	$29,130	$22,131	$14,296	$6,999	$14,834
Sales and marketing	5,598	5,010	2,867	588	2,731
Rent and occupancy	5,799	1,338	1,384	4,461	4,415
Travel	1,075	930	2,048	145	(973)
Professional fees	20,231	4,862	9,288	15,369	10,943
Office supplies and services	5,596	3,802	2,043	1,794	3,553
Other	5,235	2,393	1,571	2,842	3,664
Total selling, general, and administrative	72,664	40,466	33,497	32,198	39,167
Depreciation and amortization	21,318	14,237	8,938	7,081	12,380
Share-based compensation	5,430	4,833	4,673	597	757
Total operating expenses	$99,412	$59,536	$47,108	$39,876	$52,304

Total operating expenses represented 54% and 76% of total revenue for the three months ended September 30, 2020 and 2019, respectively. Total operating expenses for the three months ended September 30, 2020 were $99,412, an increase of $52,304 or 111%, compared to $47,108 for the three months ended September 30, 2019. The increase in operating expenses was primarily attributable to an increase in salaries and benefits, professional fees, as well as sales and marketing and other selling, general and administrative expenses as the Company expanded the number of retail dispensaries from 49 in September 30, 2019 to 93 in September 30, 2020, increased the level of support staff necessary to run the expanded operations; impact from inclusion of Select, Grassroots, Curaleaf NJ, Arrow and Maine Organic Therapy operating expenses after completion of the acquisitions; as well as $17,845 and $7,772 one-time expenses incurred during the three months ended September 30, 2020 and 2019, respectively, largely associated with acquisitions and business development activities.

Salaries and benefits totaled $29,130 for the three months ended September 30, 2020, compared to $14,296 for the three months ended September 30, 2019, which represents an increase of $14,834. The increase was primarily due to an increase in Corporate headcount, inclusion in the three months ended September 30, 2020 of Select, Grassroots, and Curaleaf NJ headcount expenses after completion of the acquisitions, as well as headcount from expanding operations in markets from both organic growth in Florida, Massachusetts, New York, and both organic and acquired growth in Arizona.

Sales and marketing expenses totaled $5,598 for the three months ended September 30, 2020, compared to $2,867 for the three months ended September 30, 2019, which represents an increase of $2,731. The increase was due primarily inclusion in the three months ended September 30, 2020 of Select and Grassroots marketing cost associated with branding, lobbying, and public relations after completion of the acquisitions, as well as increased sales and marketing expenses for the Cannabis with Confidence campaign.

Occupancy expenses totaled $5,799 for the three months ended September 30, 2020, compared $1,384 for the three months ended September 30, 2019. The increase of $4,415 was primarily attributable to the cost associated with an increased number of facilities and dispensaries through organic growth and acquisitions.

Travel expenses totaled $1,075 for the three months ended September 30, 2020, compared to $2,048 for the three months ended September 30, 2019, which represents a decrease of $973. The decrease was primarily the result of travel restrictions during COVID-19 pandemic.

Professional fees totaled $20,231 for the three months ended September 30, 2020 compared to $9,288 for the three months ended September 30, 2019, which represents an increase of $10,943. This increase was primarily due to increased legal and accounting fees associated with the Grassroots, Curaleaf NJ, Maine, and Colorado acquisitions and integrations and settlement of litigation and sales leaseback transactions in the three months ended September 30, 2020.

Other selling, general and administrative expenses were $10,831 for the three months ended September 30, 2020 compared to $3,614 for the three months September 30, 2019, which represents an increase of $7,217. This increase was primarily due to increased expenditures in office supplies and monthly services such as computer and software, telecommunication, and bank and license fees at the corporate level, Florida, New York, and Arizona, increases in development of new products and business development activities, and inclusion in the three months ended September 30, 2020 of Select, Grassroots, and Curaleaf NJ expenses after completion of the acquisitions.

Depreciation and amortization was $21,318 for the three months ended September 30, 2020, compared to $8,938 for the three months ended September 30, 2019, which represents an increase of $12,380. The increase was primarily due to the Company’s completion of capital projects in Connecticut, New York, Florida, Massachusetts and Oregon as well as the inclusion of Select, Grassroots, and Curaleaf NJ after the completion of these acquisitions in 2020.

Share-based compensation was $5,430 for the three months ended September 30, 2020, compared to $4,673 for the three months ended September 30, 2019 which represents an increase of $757. The increase was primarily due to the share-based cost associated with options and restricted stock units granted in 2019 and 2020.

Other Income (Expense)

	Three Months Ended			Q3 '20 vs	Q3 '20 vs
	September 30,	June 30,	September 30,	Q2 '20	Q3 '19
	2020	2020	2019	$ Change	$ Change
Interest income	$40	$3,573	$2,568	$(3,533)	$(2,528)
Interest expense	(12,357)	(11,357)	(4,852)	(1,000)	(7,505)
Interest expense related to lease liabilities	(5,114)	(2,132)	(1,894)	(2,982)	(3,220)
Other income (expense)	10,874	(77)	580	10,951	10,294
Total other expense, net	$(6,557)	$(9,993)	$(3,598)	$3,436	$(2,959)

Total other income, net for the three months ended September 30, 2020 was a loss of $6,557 compared to loss of $3,598 for the three months ended September 30, 2019. The increase was primarily due to additional interest expense related to the $300 million Senior Secured Term Loan Facility executed by the Company in January 2020.

Interest income for the three months ended September 30, 2020 and 2019 was $40 and $2,568, respectively. The decrease of $2,528 was primarily due to the conversion of the notes receivable related to Curaleaf NJ as part of the acquisition consideration.

Interest expense for the three months ended September 30, 2020 and 2019 was $12,357 and $4,852 respectively. The increase of $7,505 was primarily due to the $300 million Senior Secured Term Loan Facility entered into by the Company in January 2020.

Interest expense related to lease liabilities for the three months ended September 30, 2020 and 2019 was $5,114 and $1,894, respectively. The increase relates to additional leases in 2020 in addition to inclusions from Select, Grassroots and Curaleaf New Jersey acquisitions.

Provision for Income Taxes

The Company recorded total income tax expense of $18,745 for the three months ended September 30, 2020 compared to $5,279 for the three months ended September 30, 2019. The increase was the result of increased gross profit in certain of the Company’s subsidiaries that are subjected to Section 280E and increased deferred tax expense associated with the increase in biological assets.

Net Loss

Net loss for the three months ended September 30, 2020 and 2019 was $8,931 compared to a net loss of $7,434, which represents an increase of $1,497, or 20%. The increase was primarily driven by the increase in gross profit, offset by increased operating expenses and income tax expense as described above.

Comparison of the three months ended September 30, 2020 and June 30, 2020

Revenue

Revenue for the three months ended September 30, 2020 was $182,408, an increase of $64,928 or 55% compared to revenue of $117,480 for the three months ended June 30, 2020. The increase in revenue was driven by an increase of $80,723 in retail and wholesale revenue and partially offset by a decrease of $15,795 in management fee income. Revenue growth was primarily due to the impact the acquisitions of Grassroots, Curaleaf NJ and Main Organic Therapy, partially offset by the decreases resulting from acquisition of managed entities.

Retail and wholesale revenue for the three months ended September 30, 2020 was $180,302, an increase of $80,723 or 81% compared to $99,579 for the three months ended June 30, 2020. The increase in retail and wholesale revenue was primarily due to the acquisitions of Select, Arrow, Grassroots, and Curaleaf NJ, as well as organic growth in Florida, Arizona, and Maryland.

The decrease in management fee revenue was primarily due to decreases in management fee income of $15,795. The decrease is primarily due to the acquisition of Curaleaf NJ, the managed not-for-profit in New Jersey in July 2020, offset by increased management fees generated from ATG resulting from recovery of sales after COVID-19 related closures during the quarter ended June 30, 2020.

Cost of Goods Sold & Change in Fair Value of Biological Assets

Cost of goods sold, excluding any adjustments to the fair value of biological assets, for the three months ended September 30, 2020 was $90,633, an increase of $33,789 or 59% compared to cost of goods sold for the three months ended June 30, 2020. The increase was primarily due to cultivation and processing costs directly related to the increase in cannabis revenue for the three months ended September 30, 2020, which were the result of opening new dispensaries and completion of the acquisitions in the three months ended September 30, 2020.

Biological asset transformation for the three months ended September 30, 2020 was $24,008 compared to $20,591 for the three months ended June 30, 2020. The increase was primarily due to inclusions of Grassroots, Curaleaf NJ and MEOT acquisitions in the three months ended September 30, 2020.

Gross Profit

Gross profit for the three months ended September 30, 2020 was $115,783, compared to $81,227 for three months ended June 30, 2020. Gross margin for the three months ended September 30, 2020 was 63% compared to 69% for the three months ended June 30, 2020.

Gross profit before management fee income and biological asset adjustments for the three months ended September 30, 2020 was $89,669 compared to $42,735 for the three months ended June 30, 2020. Gross margin for the three months ended September 30, 2020 was 50% compared to 43% for the three months ended June 30, 2020. The gross profit increase was primarily due to the reasons discussed above under retail and wholesale revenue.

Gross profit before management fee income and after net gains on biological assets for the three months ended September 30, 2020 was $113,677, compared to $63,326 for the three months ended June 30, 2020. Gross margin for the three months ended September 30, 2020 was 63% compared to 64% for the three months ended June 30, 2020. The increase in gross profit is primarily due to higher operating capacity of the Company’s cultivation and processing facilities, while the gross margin declined due to relative impact of net gain on biological assets for the three months ended June 30, 2020.

Total Operating Expenses

Comparison of the three months ended September 30, 2020 and June 30, 2020

Total operating expenses for the three months ended September 30, 2020 were $99,412, an increase of $39,876 or 67%, compared to $59,536 for the three months ended June 30, 2020, which represents 54% and 51% of total revenue for the three months ended September 30, 2020 and June 30, 2020, respectively. The increase in total operating expenses was primarily attributable to increase in professional fees related to acquisitions, litigation settlements, and sales leaseback agreements. This decrease is partially offset by the increase in salaries and benefits, as well as sales and marketing expenses as the Company expanded the number of retail dispensaries from 57 in June 30, 2020 to 93 in September 31, 2020 and increased the level of support staff necessary to run the expanded operations. The Company incurred $17,845 and $4,192 in one-time expenses during the three months ended September 30, 2020 and June 30, 2020, respectively, largely associated with acquisition and business development activities.

Salaries and benefits totaled $29,130 for the three months ended September 30, 2020, compared to $22,131 for the three months ended June 30, 2020, which represents an increase of $6,999. The expense growth was primarily due to an increase in headcount at the corporate level, inclusion of Grassroots and Curaleaf NJ headcount expenses after completion of the acquisition, as well as headcount additions to support operating market organic growth in Florida, Arizona, Massachusetts and New York.

Sales and marketing expenses totaled $5,598 for the three months ended September 30, 2020, compared to $5,010 for the three months ended June 30, 2020, which represents an increase of $588. The increase was largely due to marketing cost associated with the new Cannabis with Confidence campaign and other branding, lobbying, and public relations costs due to the inclusion of Grassroots and Curaleaf NJ expenses after completion of the acquisitions in July 2020.

Occupancy expenses totaled $5,799 for the three months ended September 30, 2020, compared to $1,338 for the three months ended June 30, 2020. The increase of $4,461 was primarily due to increase facility expense associated with the increase of 57 to 93 dispensaries during the three months ended September 30, 2020. Travel expenses totaled $1,075 for the three months ended September 30, 2020, compared to $930 for the three months ended June 30, 2020, which represents an increase of $145. The increase was due primarily due to relaxed travel restrictions, resulting in greater level of management travel and inclusion of Grassroots travel expenses after completion of the acquisition.

Professional fees totaled $20,231 for the three months ended September 30, 2020 compared to $4,862 for the three months ended June 30, 2020, which represents an increase of $15,369. This increase was primarily due to increased legal and accounting fees associated with the acquisitions of Grassroots, Curaleaf NJ, and MEOT.

Other general and administrative expenses totaled $10,831 for the three months ended September 30, 2020 compared to $6,195 for the three months ended June 30, 2020, which represents an increase of $4,636. This increase was primarily due to the inclusion of Grassroots and Curaleaf NJ expenditures in office supplies and monthly services such as computer and software, telecommunication, and bank and license fees.

Depreciation and amortization totaled $21,318 for the three months ended September 30, 2020, compared to $14,237 for the three months ended June 30, 2020, which represents an increase of $7,081. The increase was primarily due to additional depreciation and amortization expense associated with the Grassroots and Curaleaf NJ acquisitions.

Share-based compensation totaled $5,430 for the three months ended September 30, 2020, compared to $4,833 for the three months ended June 30, 2020 which represents an increase of $597. The increase was primarily due to the share-based cost associated with new options and restricted stock units granted during the three months ended September 30, 2020.

Total Other Income (Expense)

Comparison of the three months ended September 30, 2020 and June 30, 2020

Total other income (expense), net for the three months ended September 30, 2020 was a net loss of $6,557 compared to net loss of $9,993 for the three months ended June 30, 2020.

Interest income for the three months ended September 30, 2020 and June 30, 2020 was $40 and $3,573, respectively. The decrease of $3,533 was primarily due to the conversion of the notes receivable related to Curaleaf NJ as a part of the acquisition consideration. Interest expense, excluding interest related to lease liabilities, for the three months ended September 30, 2020 and June 30, 2020 was $12,357 and $11,357, respectively. The increase of $1,000 was primarily due to the interest expense on the current contingent consideration liability entered into with Baldwin Holdings LLC, a related party. Interest expense related to lease liabilities was $5,114 and $2,132 for the three months ended September 30, 2020 and June 30, 2020, respectively.

Provision for Income Taxes

The Company recorded an income tax expense of $18,745 for the three months ended September 30, 2020, compared to an income tax expense of $13,534 for the three months ended June 30, 2020. The increase was primarily the result of increased gross profit in certain of the Company’s subsidiaries that are subjected to Section 280E and increased deferred tax expense associated with the increase in biological assets.

Net Loss

Net loss for the three months ended September 30, 2020 was $8,931 compared to net loss of $1,836 for the three months ended June 30, 2020, which represents an increase of $7,095, or 386%. The increase was primarily driven by the increase in gross profit, offset by the increase in operating expense and income tax expense described above.

RESULTS OF OPERATIONS NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

The following table summarizes our results of operations for the nine months ended September 30, 2020 and 2019.

	Nine months ended September 30,
	2020	2019	$ Change	% Change
Revenues:
Retail revenue	$258,122	$98,775	$159,347	161%
Wholesale revenue	98,815	$17,401	81,414	468%
Management fee income	39,448	29,386	10,062	34%
Total revenues	396,385	145,562	250,823	172%
Cost of goods sold	191,490	66,692	124,798	187%
Gross profit before impact of biological assets	204,895	78,870	126,025	160%
Realized fair value amounts included in inventory sold	(92,322)	(40,836)	(51,486)	126%
Unrealized fair value gain on growth of biological assets	152,478	58,285	94,193	162%
Gross profit	265,051	96,319	168,732	175%
Operating expenses	221,993	116,768	105,225	90%
Income (Loss) from operations	43,058	(20,449)	63,507	311%
Other expense, net	(23,748)	(10,214)	(13,534)	133%
Income (Loss) before provision for income taxes	19,310	(30,663)	49,973	163%
Income tax expense	(45,528)	(12,033)	(33,495)	278%
Net loss	(26,218)	(42,696)	16,478	39%
Less: Net loss attributable to redeemable non-controlling interest	242	(1,112)	1,354	122%
Net loss attributable to Curaleaf, Holdings Inc.	$(26,460)	$(41,584)	$15,124	36%

	Nine months ended September 30,
	2020	2019
Retail revenue	$258,122	$98,775
Wholesale revenue	98,815	17,401
Management fee income	39,448	29,386
Total revenues	396,385	145,562
Cost of goods sold	191,490	66,692
Gross profit before impact of biological assets	204,895	78,870
Realized fair value amounts included in inventory sold	(92,322)	(40,836)
Unrealized fair value gain on growth of biological assets	152,478	58,285
Gross profit	$265,051	$96,319
Gross margin	67%	66%
Gross profit before impact of management fee income and biological assets	$165,447	$49,484
Gross margin before impact of management fee income and biological assets	46%	43%
Gross profit before impact of management fee income and after net gain on biological assets	$225,603	$66,933
Gross margin before impact of management fee income and after net gain on biological assets	63%	58%

Comparison of the nine months ended September 30, 2020 and September 30, 2019

Revenue

Revenue for the nine months ended September 30, 2020 was $396,385, an increase of $250,823 or 172% compared to revenue of $145,562 for the nine months ended September 30, 2019. The increase in revenue was driven by an increase of $240,761 in retail and wholesale revenue, and an increase of $10,062 in management fee income.

Retail and wholesale revenue was $356,937 for the nine months ended September 30, 2020 compared to $116,176 for the nine months ended September 30, 2019, which represents an increase of $240,761 or 207%. The increase in retail and wholesale revenue was primarily due to organic growth in Florida, the opening of two additional dispensaries in New York, acquisitions in Arizona in May 2019, Select in February 2020, Arrow in April 2020, Grassroots and Curaleaf NJ in July 2020. Additionally, wholesale revenue increased in Maryland and New York as a result of increase cultivation and harvest.

Cost of Goods Sold & Net Change in Fair Value of Biological Assets

Cost of goods sold, excluding any adjustments to the fair value of biological assets, for the nine months ended September 30, 2020 was $191,490 an increase of $124,798 or 187% compared to cost of goods sold for the nine months ended September 30, 2019. The increase was primarily due to cultivation and processing costs directly related to the increase in cannabis revenue for the nine months ended September 30, 2020, which was the result of opening additional dispensaries and completion of acquisitions made in the second half of 2019 and in the nine months ended September 30, 2020.

Biological asset transformation for the nine months ended September 30, 2020 was $60,156 an increase of $42,707      or 245% compared to $17,449 for the nine months ended September 30, 2019. The increase was primarily due to increased cultivation capacity in Arizona, Massachusetts and New York, higher operating capacity in the Company’s cultivation and processing facilities and the corresponding increase in the unrealized fair value gain on the growth of biological assets.

Gross Profit

Gross profit for the nine months ended September 30, 2020 was $265,051 or 67%, compared to $96,319, or 66%, for the nine months ended September 30, 2019.

Gross profit before management fee income and biological asset adjustments for the nine months ended September 30, 2020 was $165,447 compared to $49,484 for the nine months ended September 30, 2019. Gross margin for the nine months ended September 30, 2020 was 46% compared to 43% for the nine months ended September 30, 2019. The increase was primarily due to the increase in revenue as mentioned above and increased efficiencies in our cultivation and manufacturing processes.

Gross profit before management fee income and after net gains on biological assets for the nine months ended September 30, 2020 was $225,603, or 63%, compared to $66,933 or 58%, for the nine months ended September 30, 2019. The increase was primarily due to increased cultivation capacity in New York, Arizona, and Maryland and the timing of harvests.

Total Operating Expenses

	Nine months ended September 30,
	2020	2019	$ Change
Salaries and benefits	$70,030	$37,797	$32,233
Sales and marketing	14,215	8,496	5,719
Rent and occupancy	7,960	3,399	4,561
Travel	3,668	4,751	(1,083)
Professional fees	39,179	20,187	18,992
Office supplies and services	12,182	5,563	6,619
Other	11,752	4,602	7,150
Total selling, general, and administrative	158,986	84,795	74,191
Depreciation and amortization	48,243	21,029	27,214
Share-based compensation	14,764	10,944	3,820
Total operating expenses	$221,993	$116,768	$105,225

Comparison of the nine months ended September 30, 2020 and September 30, 2019

Total operating expenses for the nine months ended September 30, 2020 were $221,993, an increase of $105,225 or 90%, compared to $116,768 for the nine months ended September 30, 2019, which represents 56% and 80% of total revenue for the nine months ended September 30, 2020 and September 30, 2019, respectively. The increase in total operating expenses was primarily attributable to an increase in salaries and benefits, as well as sales and marketing, professional fees and other selling, general and administrative expenses as the Company expanded the number of retail dispensaries from 49 in 2019 to 93 in 2020, and increased the level of staff necessary to conduct the expanded operations. The Company incurred $33,199 and $14,524 in one-time expenses during the nine months ended September 30, 2020 and 2019, respectively, largely associated with acquisitions and business development.

Salaries and benefits totaled $70,030 for the nine months ended September 30, 2020, compared to $37,797 for the nine months ended September 30, 2019, which represents an increase of $32,233. The growth was primarily due to increased headcount to support expanding operations in markets from both organic growth in Florida, Massachusetts, New York, Maryland and both the organic and acquired growth in Arizona, Connecticut, Select, Grassroots, and New Jersey.

Sales and marketing expenses totaled $14,215 for the nine months ended September 30, 2020, compared to $8,496 for the nine months ended September 30, 2019, which represents an increase of $5,719 The increase was largely due to marketing cost associated with the new Cannabis with Confidence campaign and the inclusion of Select and Grassroots expenses after completion of the acquisition in February 2020 and July 2020, respectively.

Occupancy expenses totaled $7,960 for the nine months ended September 30, 2020, compared to $3,399 for the nine months ended September 30, 2019. The increase of $4,561 was primarily attributable to the increase in occupancy costs for the expansion of retail operations in Florida, New York, Arizona, Connecticut, and Maryland and the inclusion of Select and Grassroots expenses after the completion of the acquisition in 2020.

Travel expenses totaled $3,668 for the nine months ended September 30, 2020, compared to $4,571 for the nine months ended September 30, 2019, which represents a decrease of $1,083. The decrease was primarily due to decreased travel resulting from COVID-19 travel restrictions in the last six months.

Professional fees totaled $39,179 for the nine months ended September 30, 2020, compared to $20,187 for the nine months ended September 30, 2019, which represents an increase of $18,992. This increase was primarily due to increased legal and accounting fees associated with the expansion to new operating markets and costs associated with multiple acquisitions.

Other selling, general and administrative expenses totaled $23,934 for the nine months ended September 30, 2020 compared to $10,165 for the nine months ended September 30, 2019, which represents an increase of $13,769. This increase was primarily due to increased expenditures in office supplies and monthly services in Florida, New York, and Arizona as well as the completion of the Select, Grassroots, Curaleaf NJ and Arrow acquisitions.

Depreciation and amortization totaled $48,243 for the nine months ended September 30, 2020, compared to $21,029 for the nine months ended September 30, 2019, which represents an increase of $27,214. The increase was primarily due to the Company’s expansion of capital projects in Florida, Connecticut, and Oregon, completion of acquisitions and operation of new businesses in Arizona, Nevada, Massachusetts, and Maryland, as well as completion of the acquisitions of Select, Grassroots, Curaleaf NJ and Arrow.

Share-based compensation totaled $14,764 for the nine months ended September 30, 2020, compared to $10,944 for the nine months ended September 30, 2019, representing an increase of $3,820. The increase was primarily due to the share-based cost associated with new options and restricted stock units granted in 2020.

Total Other Income (Expense)

	Nine months ended
	September 30,
	2020	2019	$ Change
Interest income	$6,459	$7,488	$(1,029)
Interest expense	(34,208)	(12,999)	(21,209)
Interest expense related to lease liabilities	(9,404)	(4,209)	(5,195)
Other income (expense)	13,405	(494)	13,899
Total other expense, net	$(23,748)	$(10,214)	$(13,534)

Comparison of the nine months ended September 30, 2020 and September 30, 2019

Total other income (expense), net, for the nine months ended September 30, 2020 was a net loss of $23,748 compared to net loss of $10,214 for the nine months ended September 30, 2019. The increase is primarily due to an increase in interest expense due to the new borrowing entered into by the Company in January 2020, partially offset by the gain on investment.

Interest income for the nine months ended September 30, 2020 and September 30, 2019 was $6,459 and $7,488, respectively. The decrease of $1,029 was primarily due to the conversion of the notes receivable related to Curaleaf NJ as part of the acquisition consideration.

Interest expense, excluding interest expense related to lease liabilities for the nine months ended September 30, 2020 and September 30, 2019 was $34,208 and $12,999 respectively. The increase of $21,209 is primarily due to the $300 million Senior Secured Term Loan Facility entered into by the Company in January 2020.

Interest expense related to lease liabilities was $9,404 and $4,209 for the nine months ended September 30, 2020 and 2019, respectively.

Provision for Income Taxes

The Company recorded a total income tax expense of $45,528 for the nine months ended September 30, 2020, compared to an income tax expense of $12,033 for the nine months ended September 30, 2019. The increase was the result of increased gross profit in certain of the Company’s subsidiaries that are subjected to Section 280E and increased deferred tax expense associated with the increase in biological assets.

Net Loss

Net loss for the nine months ended September 30, 2020 and September 30, 2019 was $26,218 and $42,696, respectively, which represents a decrease of $16,478, or 39%. The decrease was primarily driven by the increase in gross profit, partially offset by the increase in operating expense described above.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Liquidity, and Capital Resources

Our primary need for liquidity is to fund working capital requirements of our business, capital expenditures, acquisitions, debt service, and for general corporate purposes. To date our primary source of liquidity has been from funds generated by financing activities, including the private placement completed in connection with the Company’s reverse takeover transaction, and the senior secured debt financing completed in January 2020. Our ability to fund our operations, to make planned capital expenditures, to make planned acquisitions, to make scheduled debt payments, and to repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject to prevailing economic conditions and financial, business and other factors, some of which are beyond our control. See the “Financial Instruments and Financial Risk Management” and “Risk Factors” sections of this MD&A.

As of September 30, 2020, we had $84,586 of cash and working capital of $199,719 (current assets minus current liabilities), compared with $42,310 of cash and $43,275 of working capital as of December 31, 2019. The increase of $156,444 in our working capital was primarily due to a $42,276 increase in cash largely resulting from the Senior Secured Term Loan Facility entered into by the Company in January 2020 and increases in inventory resulting primarily from inclusion of Select, Arrow, Grassroots, Curaleaf NJ, and MEOT inventories after completion of the acquisition during the three and nine months ended September 30, 2020.

The Company is an early stage growth company. It is generating cash from sales and is investing its capital reserves in current operations and new acquisitions that are expected to generate additional earnings in the long term.

The Company expects that its cash on hand and cash flows from operations, along with private and/or public financing, will be adequate to meet its capital requirements and operational needs for the next 12 months.

Recent Financing Transactions

In January 2020, the Company closed on a Senior Secured Term Loan Facility (“Facility”) from a syndicate of lenders totaling $300,000. The amounts owing under the Facility bear interest at a rate of 13.0% per annum, payable quarterly in arrears with a maturity on December 2023. A portion of the proceeds of the Facility were used to retire in full the previously outstanding 15% senior secured debt financing agreement of $85,000, which closed on August 27, 2018. In August 2019, the Company completed a sale leaseback transaction with Freehold Properties that provided $25,245 of cash. The proceeds from this transaction were used for capital expenditures and acquisition purposes.

Private Placement of SVS

On July 20, 2020, Curaleaf completed the private placement offering previously announced on July 2, 2020 (the "Offering"). Pricing of the initial tranche of the Offering was set on July 2, 2020. Under the initial tranche, subscribers purchased an aggregate of 3,541,429 SVS for aggregate gross proceeds of approximately CDN$27,269. Subsequent to setting the initial tranche, the Company secured a second tranche investment, which was part of the Offering which closed on July 20, 2020. Under the second tranche, a subscribed purchased 842,269 SVS for gross proceeds of approximately CDN$6,787. In aggregate, the Offering generated approximately CDN$34,056 in gross proceeds for the Company in exchange for 4,383,698 SVS. The Offering was being conducted in connection with the closing of the Grassroots Transaction. Since the completion of the Offering, the net proceeds of the Offering have been used and will continue to be used to fund Grassroot's high-return expansion projects, replenish its working capital as well as for general corporate purposes. Further information about the Offering can be found in the Company’s material change reports dated July 31, 2020 and July 7, 2020, copies of which are available on SEDAR under the Company’s profile at www.sedar.com.

Sale and Leaseback Transaction

In August 2020, the Company closed on a sale and leaseback transaction at its Mount Dora, Florida cultivation facility. In the transaction, the Company sold leasehold improvements with a gross value of $44,940 for $41,000 and entered into a new 15-year lease on the entire property with the new owner. Net of transaction costs and security deposits, the Company received $39,068 at closing.

Cash Flows

The following table summarizes the sources and uses of cash or each of the periods presented:

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Net cash provided by (used in) operating activities	$(28,625)	$1,328	$(6,811)	$(20,214)
Net cash used in investing activities	(53,606)	(42,701)	(170,405)	(178,614)
Net cash provided by financing activities	45,206	25,229	220,644	23,414
Net increase (decrease) in cash and cash equivalents	$(37,025)	$(16,144)	$43,428	$(175,414)

Operating Activities

During the three months ended September 30, 2020, operating activities used $28,625 of cash, primarily resulting from a net loss of $8,931 and net non-cash gains of $5,841, partially offset by net cash provided by changes in our operating assets and liabilities of $25,535. Cash used by changes in operating assets and liabilities was primarily due to a decrease in accounts payable and accrued expenses of $5,337 and income tax payable of $11,819 and an increase in inventory of $35,138, partially offset by decreases in biological assets of $21,474.

During the three months ended September 30, 2019, operating activities provided $1,328 of cash, primarily resulting from a net loss of $7,434 and net non-cash losses of $13,932 partially offset by net cash provided by changes in our operating assets and liabilities of $22,694. Cash provided by changes in operating assets and liabilities was primarily due to a decrease in accounts payable and accrued expenses of $9,088 and income tax payable of $1,249 partially offset by increases in biological assets and inventory of $27,576 and $17,746, respectively.

During the nine months ended September 30, 2020, operating activities used $6,811 of cash, primarily resulting from a net loss of $26,218 and net non-cash gains of $27,664, partially offset by net cash used by changes in our operating assets and liabilities of $8,257. Cash provided by changes in operating assets and liabilities was primarily due to a decrease in biological assets, accounts receivable, and income taxes payable of $48,326, $8,664, and $9,984, respectively, partially offset by increases in inventory of $81,335

During the nine months ended September 30, 2019, operating activities used $20,214 of cash, primarily resulting from a net loss of $42,696 and net non-cash gains of $29,074, partially offset by net cash provided by changes in our operating assets and liabilities of $51,556. Cash provided by changes in operating assets and liabilities was primarily due to a decrease in accounts payable and accrued expenses of $12,996, partially offset by increases in accounts receivable and inventory of $3,585, and $28,122, respectively.

Investing Activities

During the three months ended September 30, 2020, investing activities used $53,606 of cash, consisting primarily of payments totaling $18,684 in purchases of property, plant and equipment, $27,422 in connection with acquisitions, and $7,500 in connection with prepayment for acquisition consideration.

During the three months ended September 30, 2019, investing activities used $42,701 of cash, consisting primarily of payments totaling $23,836 in purchases of property, plant and equipment, $8,620 in connection with acquisitions, and $10,245 in connection with prepayment of acquisition consideration.

During the nine months ended September 30, 2020, investing activities used $170,405 of cash, consisting primarily of payments totaling $70,195 in purchases of property, plant and equipment, $78,610 in connection with acquisitions, $14,100 in connection with amounts advanced for notes receivable, and $7,5000 in connection with prepayment of acquisition consideration.

During the nine months ended September 30, 2019, investing activities used $178,614 of cash, consisting primarily of payments totaling $66,851 in purchases of property, plant and equipment, $87,761 in connection with acquisitions, and $24,002 in connection with prepayment for acquisition consideration.

Financing Activities

During the three months ended September 30, 2020, financing activities provided $45,206 of cash, consisting primarily of $24,552 cash received in private placement, partially offset by $13,331 of lease liability payments.

During the three months ended September 30, 2019, financing activities provided $25,229 of cash, consisting primarily of $25,245 received from sales leaseback.

During the nine months ended September 30, 2020, financing activities provided $220,644 of cash, consisting primarily of $185,723 cash received from new debt borrowings, $38,640 received in sales leaseback transactions, and $24,552 received in private placement, primarily offset by $24,495 of lease liability payments.

During the nine months ended September 30, 2019, financing activities provided $23,414 of cash, consisting primarily of $25,245 cash received from Freehold Properties on sale leaseback transaction and option exercise of $1,897, offset by $2,845 of lease liability payments and repurchase of common stock of $883.

Contractual Obligations and Commitments

The Company leases space for its offices, cultivation centers, processing locations and retail dispensaries. Key payments related to the lease balances are presented below:

Period	Scheduled payments
2020 (remaining three months)	11,024
2021	43,424
2022	44,471
2023	42,140
2024 and thereafter	371,911
Total undiscounted lease liability	512,970
Impact of discount	(211,952)
Lease liability at September 30, 2020	301,018
Less current portion of lease liability	(39,787)
Less long-term lease liabilities transferred to liabilities associated with assets held for sale	(2,012)
Long-term portion of lease liability	$259,219

Real estate leases typically extend for a period of 1 to 10 years. Some leases for office space include extension options exercisable up to one year before the end of the cancellable lease term. Typically, the option to renew the lease is for an additional period of 5 years after the end of the initial contract term and are at the option of the Company as the lessee. Lease payments are in substance fixed, and most real estate leases include annual escalation clauses with reference to an index or contractual rate.

The Company leases machinery and equipment but does not purchase or guarantee the value of leased assets. The Company considers these assets to be of low-value or short-term in nature and therefore no right-of use assets and lease liabilities are recognized for these leases. Expenses recognized relating to short-term leases and leases of low value during the three and nine months ended September 30, 2020 and 2019 were immaterial.

Amounts in the table below reflect the contractually required principal payments payable under promissory note agreements and other long-term debt. The various borrowings bear interest at rates between 7% and 13% per annum:

Period	Amount
2020 (remaining three months)	$6,290
2021	—
2022	—
2023	300,000
2024	—
2025 and thereafter	418
$306,708

SUMMARY OF QUARTERLY RESULTS

	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018
Revenue	$182,408	$117,480	$96,496	$75,457	$61,820	$48,489	$35,251	$31,961
Cost of goods sold	90,633	56,844	44,013	35,695	27,079	22,469	17,144	11,980
Net change in fair value of biological assets	24,008	20,591	15,556	5,533	13,810	1,392	2,246	(1,385)
Gross profit	115,783	81,227	68,039	45,295	48,551	27,412	20,353	18,596
Operating expenses	99,412	59,536	63,046	52,563	47,108	39,713	29,945	30,498
Other expense, net	(6,557)	(9,993)	(7,196)	(7,858)	(3,598)	(3,942)	(2,674)	(2,643)
Net Loss	(8,931)	(1,836)	(15,452)	(27,152)	(7,434)	(24,435)	(10,828)	(16,471)
Less: Net loss attributable to redeemable non-controlling interest	412	193	(363)	(591)	(599)	106	(619)	(5,272)
Net loss attributable to Curaleaf Holdings, Inc.	(9,343)	(2,029)	(15,089)	(26,561)	(6,835)	(24,541)	(10,209)	(11,199)
Loss per share - basic and diluted	$(0.01)	$(0.00)	$(0.03)	$(0.06)	$(0.01)	$(0.05)	$(0.02)	$(0.03)
Weighted average common shares outstanding - basic and diluted	625,228,556	533,192,806	507,700,498	468,445,941	464,073,130	461,313,741	453,559,765	436,048,233

Sales revenues have increased quarter over quarter as a result of the Company’s acquisitions activity and organic growth across all markets. The number of dispensaries increased from 28 dispensaries at the beginning of Q4 2018 to 93 dispensaries as of September 30, 2020. The Company also increased wholesale programs through the acquisition of Cura Partners and expanded existing cultivation and processing facilities to support greater wholesale efforts. Gross profit has increased quarter over quarter primarily due to the increase in revenue and increased efficiencies in our cultivation and manufacturing processes. While revenue and gross profit has increased, changes in net loss quarter over quarter are primarily driven by increased operating expense from expanded operations and one-time expenses associated with acquisitions and business development projects.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this filing, the Company does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company incurred the following transactions with related parties during the three and nine months ended September 30, 2020 and 2019:

	Three months ended		Nine months ended		Balances as of
	September 30,		September 30,		September 30,	December 31,
	2020	2019	2020	2019	2020	2019
Transaction	Related party transactions		Related party transactions		Balance receivable (payable)
Processing fees (1)	$1,025	$—	$2,219	$—	$—	$—
Consulting fees (2)	1,061	2	1,061	315	—	—
Travel and reimbursement (2)	—	249	—	624	—	—
Rent expense, net (3)	(48)	60	(167)	179	—	—
Contingent liability (4)	714	—	714	—	(9,700)	(18,000)
Senior Unsecured Note - 2019 (5)	—	58	—	177	—	—
Non-consolidated GR Companies (6)	—	—	—	—	14,876	—
	$2,752	$369	$3,827	$1,295	$5,176	$(18,000)

(1) For the three and nine months ended September 30, 2020, the Company recognized direct expenses of $1,025 and $2,219 respectively for processing expenses with Sisu Extracts. Sisu Extracts, a state licensed processor in California, performed toll processing services for the Company during the reported periods. Cameron Forni, Select President, holds a passive investment in Sisu Extracts. Amounts recorded in connection with these expenses were recorded on a current cost basis at the time expenses were incurred. There are no ongoing contractual commitments related to these transactions.

(2) For the three and nine months ended September 30, 2020, the Company recognized consulting expense of $1,000 as expense to Measure 8 Venture Partners, a company controlled by Boris Jordon, Executive Chairman. For the three and nine months ended September 30, 2020, the Company recognized consulting expense of $61 for real estate management and advisory services to Frontline Real Estate Partners, LLC, a company controlled by Mitchell Kahn, a Board Member. Amounts recorded in connection with these expenses were recorded on a current cost basis at the time expenses were incurred. There are no ongoing contractual commitments related to these transactions. For the nine months ended September 30, 2019, the Company recognized a consulting expense of $35 as expense to Measure 8 Venture Partners. There was no expense recognized for the three months ended September 30, 2019 in relation to Measure 8 Venture Partners. For the three and nine months ended September 30, 2019, the Company recognized consulting, travel and business development expenses related to the Company of $251 and $904, respectively as payment to Sputnik Group LTD, a company controlled by Boris Jordan, Executive Chairman as of September 30, 2019. As of September 30, 2020, the Sputnik Group LTD no longer meets the definition of a related party.

(3) For the three months ended September 30, 2020 and 2019, the Company recognized a rent expense credit of $60 and rent expense of $60, respectively, for a sublease between Curaleaf NY and Measure 8 Venture Partners, a company controlled by Boris Jordan, Executive Chairman. For the nine months ended September 30, 2020 and 2019, the Company recognized a rent expense credit of $180 and rent expense of $179, respectively for the sublease. For the three months and nine months ended September 30, 2020, the Company recognized a rent expense of $13 for a lease between GR Companies, Inc. and FRAP Elm Place II, LLC, a company owned in part by Mitchell Kahn, a Board Member. Both arrangements represent on-going contractual commitments based on executed leases.

(4) As of September 30, 2020 and 2019, the Company had a contingent consideration liability of $9,700 and $18,000, respectively for the purchase of Curaleaf Massachusetts, Inc., payable upon the achievement of certain milestones. The liability is payable to Baldwin Holdings, LLC., of which Joseph F. Lusardi, the Company’s Chief Executive Officer, has a direct equity interest. In June 2020, the Company paid Mr. Lusardi $8,300 as partial payment of the contingent consideration liability. For the three and nine months ended September 30, 2020, the Company recognized interest expense of $714 related to this liability. Amounts recorded in connection with these expenses were recorded on a current cost basis at the time expenses were incurred. The liability contains certain repayment and interest components that represents on-going contractual commitments.

(5) For the three and nine months ended September 30, 2019, the Company recognized interest expense of $58 and $177, respectively, to Boris Jordan, Executive Chairman, and MedTech International Group, LLC, a company controlled by Boris Jordan for interest on the Senior Unsecured Notes – 2019. The Company satisfied its full obligations under the Senior Unsecured Notes in December 2019; therefore, no interest expense is recognized in 2020. Amounts recorded in connection with these expenses were recorded on a current cost basis at the time expenses were incurred. There are no ongoing contractual commitments related to this transaction.

(6) Through its acquisition of GR Companies, Inc. (“Grassroots”), the Company acquired an option to purchase KDJOH, LLC (“KDJOH”), subject to regulatory approval. KDJOH holds a dispensary license in Cuyahoga Falls, OH. Mr. Kahn, a member of the Company’s Board of Directors, is the sole manager and minority owner of KDJOH. The Company provides management services to KDJOH through a consulting agreement.

Through its acquisition of Grassroots, the Company also acquired an option to purchase Ohio Green Grow, LLC (“Green Grow”), subject to regulatory approval. Green Grow, located in Toledo, OH, holds a processor license. Mr. Kahn, a member of the Company’s Board of Directors, is a minority owner of Green Grow. Mr. Kahn’s interests in Green Grow are subject to automatic redemption upon regulatory approval for the purchase price of $1,781. At the closing of the Grassroots acquisition, the MSA between Green Grow and Grassroots was terminated.

Through its acquisition of Grassroots, the Company acquired an option to purchase Maryland Compassionate Care and Wellness, LLC (“MCCW”) from its sole owner, KDW Maryland Holding Corporation (“KDW”), subject to regulatory approval. MCCW is the holder of cultivation, processing, and dispensary licenses in Maryland. The exercise price for the option is the cancellation of a secured promissory note issued by KDW to the Company in the principal amount of $32,000. MCCW is the sole owner of each of GR Vending MD Management, LLC and GR Vending MD, LLC. Mr. Kahn, a member of the Company’s Board of Directors, is a minority stockholder, the sole director and an officer of KDW.

The Company recognized $160,226 for the prepayment for these non-consolidated GR Companies.

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company's executive management team and management directors. Key management personnel compensation and other related party expenses for the three and nine months ended September 30, 2020 and 2019 are as follows:

	Three months ended September 30,		Nine months ended September 30,
Key management personnel compensation	2020	2019	2020	2019
Short-term employee benefits	$1,768	$527	$4,591	$1,553
Other long-term benefits	14	6	32	18
Share-based payments	3,624	3,579	11,777	8,542
	$5,406	$4,112	$16,400	$10,113

RECENT ACQUISITIONS

The following acquisitions were closed during the quarter ended September 30, 2020.

GR Companies, Inc., a Delaware company

In July 2019, the Company entered into an agreement to acquire Grassroots (“Grassroots Acquisition”). In June 2020, Curaleaf entered into an Amended and Restated Agreement and Plan of Merger (the "Grassroots Merger Agreement") which amended and restated the original definitive agreement and amended certain terms of the Grassroots Acquisition.

Closing of the Grassroots Transaction occurred on July 23, 2020. At closing, the Corporation issued (i) 103,455,816 SVS to the benefit of the former holders of common stock of Grassroots which had a fair value of approximately $564,541, and (ii) 12,851,005 SVS to be held in escrow in accordance with the terms of the Grassroots Merger Agreement which had a fair value of approximately $71,389. In addition, the Company paid an amount of $51,187 in connection with the closing of the Grassroots Transaction, which included reimbursements of permitted capital expenditures and acquisitions that occurred between signing and closing, transaction related expenses, and replenishment of working capital. In addition, the parties resolved that certain Grassroots assets in Illinois, Ohio and Maryland are designated for sale to comply with local limitations on license ownership. Due to the limitations on license ownership, the Company recognized $160,226 for prepayment of acquisition consideration. Curaleaf also agreed to issue 2,119,864 SVS to partially offset the dilution to the holders of common stock of Grassroots caused by the conversion of certain debentures of Grassroots into equity of Grassroots immediately prior to the closing of the Grassroots Transaction. The transaction price remains subject to usual working capital and other adjustments. The Company incurred transaction costs of approximately $5,564.

Revenue and net loss from Grassroots included in the consolidated statement of profits and losses for the nine months ended September 30, 2020 was $45,718 and $1,119, respectively.

Virginia’s Kitchen, LLC, a Colorado company d/b/a Blue Kudu (“Blue Kudu”)

In February 2020, the Company signed a definitive agreement to acquire 100% of Blue Kudu, a Colorado-licensed processor and producer of cannabis edibles, operating an 8,400 square foot facility in Denver, Colorado. The consideration consisted of 322,580 SVS at a fair value of $2,109, $1,384 payable in cash at closing of the transaction and a 5% note of up to $500 due ten and a half months from closing. The transaction closed in July 2020.

Revenue and net income from Blue Kudu included in the consolidated statement of profits and losses for the nine months ended September 30, 2020 was $1,417 and $504, respectively.

Curaleaf, New Jersey, Inc. (“CLNJ”)

In February 2011, the Company entered into a Management Services Agreement (“NJ MSA”) with CLNJ (formerly Compassionate Sciences ATC Inc.). As required under state law, CLNJ was formed as a New Jersey nonprofit corporation without shareholders acting through its governing body, the Board of Trustees (“NJ Board”). CLNJ operated medical dispensary, processing, and cultivation facilities as permitted by the state of New Jersey. Under the NJ MSA, the Company acted as an independent contractor providing services in the areas of cultivation, extraction, and other consulting services. The Company recognized management fee income for services rendered under the NJ MSA. In addition to the NJ MSA, the Company entered into a Conditionally Convertible Promissory Note (“NJ Note”) (see Note 8). The NJ Note allowed the Company to acquire CLNJ when the regulations in New Jersey changed to allow nonprofit corporations to convert to for-profit corporations.

In July 2019, New Jersey Governor Murphy signed an amendment to the New Jersey Compassionate Use Medical Marijuana Act (the “Act”) known as the Jake Honig Compassionate Use Medical Cannabis Act (“Jake Honig Act”). The Jake Honig Act authorized the New Jersey nonprofit corporations that hold Alternative Treatment Center Permits (“ATC Permits”) to sell or transfer their permits and other assets to for-profit entities. Due to changes in New Jersey regulations, CLNJ received approval from the state of New Jersey for the transfer of the ATC Permit to Curaleaf NJ II, Inc, a wholly owned subsidiary of the Company. In conjunction with the transfer of the ATC Permit, the Company entered into an Asset Purchase Agreement (“CLNJ APA”). As part of the CLNJ APA, CLNJ agreed to sell and transfer the ATC Permit and substantially all of its other assets to Curaleaf NJ II. The transaction closed in July 2020. As a result of the close of the sale and transfer of the assets, the $83,233 balance of the NJ Note was applied to the purchase price with the remainder written off.

Revenue and net income from CLNJ included in the consolidated statement of profits and losses for the nine months ended September 30, 2020 was $17,028 and $10,384, respectively.

Primary Organic Therapy, Inc. (d/b/a Maine Organic Therapy)

MEOT owns and operates a duly licensed registered medical marijuana and cultivation facility in the state of Maine. In January 2017, the Company entered into a Management Services Agreement with MEOT (“MEOT MSA”) under which the Company provided services in the areas of financial services, compliance consulting, and human resources management. Under the MEOT MSA, MEOT maintained exclusive control and possession, and was solely responsible for final decision-making regarding all aspects of the business and the Company acted solely in an advisory capacity. The Company recognized management fee income for services rendered under the MEOT MSA.

The MEOT MSA was terminated in July 2020, and MEOT entered into a new MSA agreement (“Verdure MSA”) with Verdure, Inc. (“Verdure”), an entity in which the Company’s CEO, Joseph Lusardi had an ownership interest. The Company acquired Verdure in July 2020 for $8,000 cash and a cash earn-out of $2,000 based on MEOT’s achievement of certain earnings targets. Current Maine regulations require that licensed medical marijuana dispensaries be owned by residents of Maine. However, under the Verdure MSA, the Company has acquired operational control and substantially all of the economic benefit of MEOT’s business. The acquisition of Verdure resulted in the Company controlling MEOT in accordance with IFRS 10. The Company retains a right to acquire MEOT for nominal value at such time as the residency requirement for ownership is lifted.

Revenue and net income from MEOT included in the consolidated statement of profits and losses for the nine months ended September 30, 2020 was $1,391 and $876, respectively.

PalliaTech Florida LLC

On August 17, 2020, the Company acquired the remaining 11.4% equity interest in PalliaTech Florida LLC from certain minority equity holders for consideration of 2,375,000 Subordinate Voting Shares. In connection with the foregoing, the Company also agreed to the repayment of certain secured promissory notes in the amount of $1,750. Another 11.4% equity interest in PalliaTech Florida LLC was acquired by the Company on January 10, 2020 from certain other minority equity holders for consideration of $2,500 paid in cash and 1,772,062 Subordinate Voting Shares. Upon completion, PalliaTech Florida LLC became an indirect wholly-owned subsidiary of the Company. (See Note 17.)

Net loss from PalliaTech Florida LLC included in the consolidated statement of profits and losses for the nine months ended September 30, 2020 was $3,517.

PROPOSED TRANSACTIONS

The following acquisitions were signed, but were not completed prior to September 30, 2020. The results of the following entities are not included in the consolidated results of the Company for the three and nine months ended September 30, 2020:

Alternative Therapies Group, Inc, a Massachusetts corporation (“ATG”)

In August 2018, the Company entered into an agreement to acquire ATG, which includes a 53,600 square foot cultivation and processing facility in Amesbury, Massachusetts and intends to enter into supply agreements with ATG’s three dispensaries in Massachusetts. Consideration for ATG is $50,000, $42,500 of which was prepaid in cash in December 2018 in order to solidify the Company’s intent to complete the purchase of ATG and was recorded as a non-current asset. The remaining $7,500 is due at the close of the transaction. The transaction received regulatory approval in October 2020 and closed in November 2020.

Ohio Grown Therapies, LLC, an Ohio limited liability company (“OGT”)

In May 2019, the Company entered into an agreement granting it an option to acquire OGT for $20,000. The Company paid $5,000 cash in May 2019 and $7,500 in July 2020. The remaining consideration will be paid upon completion of milestones, culminating with regulatory approval of the transfer of the final licenses and OGT facility to Curaleaf. The closing of this transaction is currently pending receipt of regulatory approval.

CHANGES IN OR ADOPTION OF ACCOUNTING PRACTICES

The following IFRS standards have been recently issued by the IASB. The Company is assessing the impact of these new standards on future consolidated financial statements. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

Amendment to IFRS 3: Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020, however early application is permitted. The Company has elected early application of the amendment and elects whether to apply, or not apply, the test to each transaction separately.

IAS 1: Presentation of Financial Statements & IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors

In October 2018, the IASB issued “Definition of Material”, an amendment to IAS 1 – Presentation of Financial Statements and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, to clarify the definition of material and to align the definition used in the Conceptual Framework and the standards themselves. Materiality is defined as “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” This amendment became effective for the annual period beginning January 1, 2020. The extent of the impact of application of the interpretation has not yet been determined.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods.

Significant judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the audited consolidated financial statements are described below. Significant judgments, estimates and assumptions made by management in preparing the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020 and 2019 were the same as those that applied to the annual audited consolidated financial statements.

Biological assets

Biological assets are dependent upon estimates of future economic benefits as a result of past events to determine the fair value through an exercise of significant judgment by the Company. In estimating the fair value of an asset or a liability, the Company uses market observable data to the extent it is available. The Company uses the average selling price per gram in the market in which the biological assets are produced to determine fair value. The Company assess market prices on a quarterly basis in order to ensure biological assets are measured at the most relevant fair value.

Business combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 – Financial Instruments with the corresponding gain or loss being recognized in the consolidated statement of profits and losses. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods, not to exceed one year from the acquisition date.

The Company utilizes the guidance prescribed by Amendments to IFRS 3 – Definition of a Business. The Amendment changes the definition of a business and allows entities to us a concentration test to determine if transactions should be accounted for as a business combination or an asset acquisition. Under the optional concentration test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset (or a group of similar assets), the assets acquired would not represent a business and the transaction would be accounted for as an asset acquisition. Management performs a concentration test where appropriate and if the concentration of assets is 85% or above, the transaction is generally accounted for as an asset acquisition.

Share-based payment arrangements

The Company uses the Black-Scholes valuation model to determine the fair value of options granted to employees and directors under share-based payment arrangements, where appropriate. In instances where stock options have performance or market conditions, the Company utilized the Monte Carlo valuation model to simulate the various outcomes that affect the value of the option. In estimating fair value, management is required to make certain assumptions and estimates such as the expected life of units, volatility of the Company’s future share price, risk free rates, future dividend yields and estimated forfeitures at the initial grant date. Changes in assumptions used to estimate fair value could result in materially different results.

Accounts receivable

Trade receivables are amounts due from customers for goods sold in the ordinary course of business. They are generally due for settlement within 30 days and therefore are all classified as current. Trade receivables are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognized at fair value. The Company holds the trade receivables with the objective to collect the contractual cash flows. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due.

The valuation of allowances for uncollectible trade receivables requires assumptions including estimated credit losses based on customer history, industry concentrations, and the Company’s knowledge of the financial conditions of its customers. Uncertainty relates to the actual collectability of customer balances that can vary based on management's estimates and judgment.

Assets held for sale

The accounting policy for assets held for sale applied in these unaudited condensed interim consolidated financial statements is new in comparison to the audited consolidated financial statements as of and for the year ended December 31, 2019. The Company classifies assets held for sale in accordance with IFRS 5, “Non-Current Assets Held for Sale and Discontinued Operations”. When the Company makes the decision to sell an asset or to stop some part of its business, the Company assesses if such assets should be classified as an asset held for sale. To classify as an asset held for sale, the asset or disposal group must meet all of the following conditions: i) the asset is available for immediate sale in its present condition, ii) management is committed to a plan to sell, iii) an active program to locate a buyer and complete the plan has been initiated, iv) the asset is being actively marketed for sale at a sales price that is reasonable in relation to its fair value, v) the sale is highly probable within one year from the date of classification, and vi) actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn. Assets held for sale are measured at the lower of its carrying amount or fair value less cost to sell (“FVLCTS”) unless the asset held for sale meets the exceptions as denoted by IFRS 5. FVLCTS is the amount obtainable from the sale of the asset in an arm’s length transaction, less the costs of disposal. Once classified as held for sale, any depreciation and amortization cease to be recorded (see Note 7 of the Company's unaudited condensed interim consolidated financial statements as of and for the three and nine months ended September 30, 2020 and 2019).

Deferred taxes

Significant estimates are required in determining the current and deferred assets and liabilities for income taxes. Various internal and external factors may have favorable or unfavorable effects on the income tax assets and liabilities. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations and changes in overall levels of pre-tax earnings. Such changes could impact the assets and liabilities recognized in the balance sheet in future periods.

Discount rate for leases

IFRS 16 - Leases requires lessees to discount lease payments using the rate implicit in the lease, if that rate is readily available. If that rate cannot be readily determined, the lessee is required to use its incremental borrowing rate. The Company generally uses the incremental borrowing rate when initially recording real estate leases as the implicit rates are not readily available as information from the lessor regarding the fair value of underlying assets and initial direct costs incurred by the lessor related to the leased assets is not available. The Company determines the incremental borrowing rate as the interest rate the Company would pay to borrow over a similar term the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, notes receivable, accounts payable, accrued expenses, long-term debt, and redeemable non-controlling contingency. The fair values of cash, restricted cash, notes receivable, accounts payable and accrued expenses approximate their carrying values due to the relatively short-term to maturity. The Company’s long-term notes payable carrying value at the effective interest rate approximate fair value. Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

The Company’s assets measured at fair value on a nonrecurring basis include investments, long-lived assets and indefinite-lived intangible assets and goodwill. The Company reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or at least annually as at December 31, for indefinite-lived intangible assets and goodwill. Any resulting asset impairment would require that the asset be recorded at its fair value. The resulting fair value measurements of the assets are considered to be Level 3 measurements.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure at September 30, 2020 and December 31, 2019 is the carrying amount of cash and cash equivalents, accounts receivable and notes receivable. The Company does not have significant credit risk with respect to its customers. All cash and cash equivalents are placed with major U.S. financial institutions.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk but has limited risk as the majority of its sales are transacted with cash.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its cash flows necessary to fund operations and development and its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.

The Company has access to equity and debt financing from public and private markets in Canada as well as from current significant shareholders. If such financing were no longer available in the public markets in Canada due to changes in applicable law, then the Company expects that it would have to raise financing privately.

The Company is monitoring the impacts of COVID-19 closely, and although liquidity has not been materially affected by the COVID-19 outbreak to date, the ultimate severity of the outbreak and its impact on the economic environment is uncertain. Given the current uncertainty of the future economic environment, the Company has taken additional measures in monitoring and deploying its capital to minimize the negative impact on liquidity.

Market Risk

Currency Risk

The operating results and financial position of the Company are reported in U.S. dollars. Some of the Company’s financial transactions have been and may be denominated in currencies other than the U.S. dollar. The results of the Company’s operations are subject to currency transaction and translation risks.

As of September 30, 2020, and December 31, 2019, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s financial debts have fixed rates of interest and therefore expose the Company to a limited interest rate fair value risk.

REGULATORY ENVIRONMENT: ISSUERS WITH UNITED STATES CANNABIS-RELATED ASSETS

In accordance with Staff Notice 51-352, below is a discussion of the current federal and state-level U.S. regulatory regimes in those jurisdictions where the Company is currently directly and indirectly involved, through its subsidiaries and investments, in the cannabis industry.

In accordance with Staff Notice 51-352, the Company evaluates, monitors and reassesses this disclosure, and any related risks, on an ongoing basis and the same will be supplemented, amended and communicated to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding marijuana regulation. Any non-compliance, citations or notices of violation which may have an impact on the Company’s license, business activities or operations will be promptly disclosed by the Company.

The Company derives its revenues from the cannabis industry in certain states of the U.S., and the industry is illegal under U.S. federal law.

The Company is involved (through its licensed subsidiaries) in the cannabis industry in the U.S. where local state laws permit such activities. Currently, its subsidiaries and managed entities are directly engaged in the manufacture, possession, use, sale or distribution of cannabis and/or hold licenses in the adult-use and/or medicinal cannabis marketplace in the states of Arizona, Arkansas, California, Colorado, Connecticut, Florida, Illinois, Kentucky, Maine, Maryland, Massachusetts, Michigan, Missouri, Nevada, New Jersey, New York, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Utah and Vermont; and have partnered with an accredited medical school and obtained a “clinical registrant” license in Pennsylvania. In addition, the Company is indirectly involved (through management services which include the use of the "Curaleaf" brand and retail and cultivation and production operations, human resources, finance and accounting, marketing, sales, legal and compliance support services) in both the adult-use and medical cannabis industry in the States of Maine and Massachusetts.

The Company’s Statement of Financial Position and Operating Statement Exposure to U.S. marijuana Related Activities

As of the date of this MD&A, all of the Company’s business was directly derived from U.S. cannabis-related activities. As such, the Company’s statement of financial position and statement of profits and losses exposure to U.S. cannabis-related activities is 100%.

Readers are cautioned that the foregoing financial information, though extracted from the Company’s financial systems that supports its annual consolidated financial statements, has not been audited in its presentation format and accordingly is not in compliance with IFRS based on consolidation principles.

U.S. Federal Overview

The U.S. federal government regulates drugs through the Controlled Substances Act (the “CSA”), which places controlled substances, including cannabis, in one of five different schedules. Cannabis is classified as a Schedule I drug. As a Schedule I drug, the Federal Drug Enforcement Agency (“DEA”) considers cannabis to have a high potential for abuse; no currently accepted medical use in treatment in the U.S., and a lack of accepted safety for use of the drug under medical supervision. The classification of cannabis as a Schedule I drug is inconsistent with what the Company believes to be many valuable medical uses for marijuana accepted by physicians, researchers, patients, and others. As evidence of this, the federal Food and Drug Administration (“FDA”) on June 25, 2018 approved Epidiolex (cannabidiol) (“CBD”) oral solution with an active ingredient derived from the cannabis plant for the treatment of seizures associated with two rare and severe forms of epilepsy, Lennox-Gastaut syndrome and Dravet syndrome, in patients two years of age and older. This is the first FDA-approved drug that contains a purified drug substance derived from the cannabis plant. In this case, the substance is CBD, a chemical component of marijuana that does not contain the intoxication properties of tetrahydrocannabinol (“THC”), the primary psychoactive component of marijuana. The Company believes the CSA categorization as a Schedule I drug is not reflective of the medicinal properties of marijuana or the public perception thereof, and numerous studies show cannabis is not able to be abused in the same way as other Schedule I drugs, has medicinal properties, and can be safely administered.

The federal position is also not necessarily consistent with democratic approval of marijuana at the state government level in the United States. Unlike in Canada, which has federal legislation uniformly governing the cultivation, distribution, sale and possession of marijuana under the Cannabis Act (Canada), cannabis is largely regulated at the state level in the United States. State laws regulating cannabis conflict with the CSA, which makes cannabis use and possession federally illegal. Although certain states and territories of the United States authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under United States federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts. Although the Company’s activities are compliant with applicable state and local laws, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under United States federal law nor provide a defense to federal criminal charges that may be brought against the Company. The Supremacy Clause of the United States Constitution establishes that the United States Constitution and federal laws made pursuant to it are paramount and, in case of conflict between federal and State law, federal law shall apply.

Nonetheless, 39 states and the District of Columbia in the United States have legalized some form of cannabis for medical use, while 15 states and the District of Columbia have legalized the adult use of cannabis for recreational purposes. As more and more states legalized medical and/or adult-use marijuana, the federal government attempted to provide clarity on the incongruity between federal prohibition under the CSA and these state-legal regulatory frameworks.

Notwithstanding the foregoing, marijuana remains illegal under U.S. federal law, with marijuana listed as a Schedule I drug under the CSA. Until 2018, the federal government provided guidance to federal law enforcement agencies and banking institutions regarding marijuana through a series of United States Department of Justice (“DOJ”) memoranda. The most recent such memorandum was drafted by former Deputy Attorney General James Cole on August 29, 2013 (the “Cole Memorandum”). The Cole Memorandum offered guidance to federal enforcement agencies as to how to prioritize civil enforcement, criminal investigations and prosecutions regarding marijuana in all states.

The Cole Memorandum offered guidance to federal enforcement agencies as to how to prioritize civil enforcement, criminal investigations and prosecutions regarding marijuana in all states, and instructed federal law enforcement agencies not to prosecute violations of federal drug laws related to cannabis where the activity is permitted and regulated under cannabis laws of the relevant state.

The Cole Memorandum put forth eight prosecution priorities:

1.	Preventing the distribution of marijuana to minors;
2.	Preventing revenue from the sale of marijuana from going to criminal enterprises, gangs and cartels;
3.	Preventing the diversion of marijuana from states where it is legal under state law in some form to other states;
4.	Preventing the state-authorized marijuana activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity;
5.	Preventing the violence and the use of firearms in the cultivation and distribution of marijuana;
6.	Preventing drugged driving and the exacerbation of other adverse public health consequences associated with marijuana use;
7.	Preventing the growing of marijuana on public lands and the attendant public safety and environmental dangers posed by marijuana production on public lands; and
8.	Preventing marijuana possession or use on federal property.

The Cole Memorandum was seen by many state-legal marijuana companies as a safe harbor for their licensed operations that were conducted in full compliance with all applicable state and local regulations.

On January 4, 2018, former United States Attorney General Jeff Sessions rescinded the Cole Memorandum by issuing a new memorandum to all United States Attorneys (the “Sessions Memorandum”). Rather than establish national enforcement priorities particular to marijuana-related crimes in jurisdictions where certain marijuana activity was legal under state law, the Sessions Memorandum instructs that “in deciding which marijuana activities to prosecute... with the DOJ’s finite resources, prosecutors should follow the well established principles that govern all federal prosecutions.” Namely, these include the seriousness of the offense, history of criminal activity, deterrent effect of prosecution, the interests of victims, and other principles.

In the absence of a uniform federal policy, as had been established by the Cole Memorandum, numerous United States Attorneys with state-legal marijuana programs within their jurisdictions have announced enforcement priorities for their respective offices. For instance, Andrew Lelling, United States Attorney for the District of Massachusetts, stated that while his office would not immunize any businesses from federal prosecution, he anticipated focusing the office’s marijuana enforcement efforts on: (1) overproduction; (2) targeted sales to minors; and (3) organized crime and interstate transportation of drug proceeds. Other United States attorneys provided less assurance, promising to enforce federal law, including the CSA in appropriate circumstances.

Former United States Attorney General Sessions resigned on November 7, 2018. He was replaced by William Barr on February 14, 2019. It is unclear what specific impact this development will have on U.S. federal government enforcement policy. However, in a written response to questions from U.S. Senator Cory Booker made as a nominee, Attorney General Barr stated, “I do not intend to go after parties who have complied with state law in reliance on the Cole Memorandum.” Nonetheless, there is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the U.S. Congress amends the CSA with respect to cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current federal law.

The Company believes it is too soon to determine if any prosecutorial effects will be undertaken by the rescission of the Cole Memorandum, or if Attorney General Barr will reinstitute the Cole Memorandum or a similar guidance document for United States attorneys. The sheer size of the cannabis industry, in addition to participation by State and local governments and investors, suggests that a largescale enforcement operation would possibly create unwanted political backlash for the Department of Justice and the Trump administration.

As an industry best practice, despite the recent rescission of the Cole Memorandum, the Company abides by the following standard operating policies and procedures to ensure compliance with the guidance provided by the Cole Memorandum:

1.	Ensure that its operations are compliant with all licensing requirements as established by the applicable state, county, municipality, town, township, borough, and other political/administrative divisions;
2.	Ensure that its cannabis related activities adhere to the scope of the licensing obtained (for example: in the states where cannabis is permitted only for adult-use, the products are only sold to individuals who meet the requisite age requirements);
3.	Implement policies and procedures to ensure that cannabis products are not distributed to minors;
4.	Implement policies and procedures to ensure that funds are not distributed to criminal enterprises, gangs or cartels;
5.	Implement an inventory tracking system and necessary procedures to ensure that such compliance system is effective in tracking inventory and preventing diversion of cannabis or cannabis products into those states where cannabis is not permitted by state law, or across any state lines in general;
6.	Ensure that its state-authorized cannabis business activity is not used as a cover or pretense for trafficking of other illegal drugs, is engaged in any other illegal activity or any activities that are contrary to any applicable anti-money laundering statutes; and
7.	Ensure that its products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.

In addition, the Company conducts background checks to ensure that the principals and management of its operating subsidiaries are of good character, have not been involved with other illegal drugs, engaged in illegal activity or activities involving violence, or use of firearms in cultivation, manufacturing or distribution of cannabis. The Company will also conduct ongoing reviews of the activities of its cannabis businesses, the premises on which they operate and the policies and procedures that are related to possession of cannabis or cannabis products outside of the licensed premises, including the cases where such possession is permitted by regulation. See “Compliance and Monitoring”.

Although the Cole Memorandum has been rescinded, one legislative safeguard for the medical marijuana industry remains in place: Congress has passed a so-called “rider” provision in the FY 2015, 2016, 2017, 2018, 2019 and 2020. Consolidated Appropriations Acts to prevent the federal government from using congressionally appropriated funds to enforce federal marijuana laws against regulated medical marijuana actors operating in compliance with state and local law. The rider is known as the “Rohrabacher- Farr” Amendment after its original lead sponsors (it is also sometimes referred to as the “Rohrabacher- Blumenauer” or “Joyce-Leahy” Amendment, but it is referred to in this MD&A as “Rohrabacher-Farr”). Most recently, the Rohrabacher-Farr Amendment was included in the Consolidated Appropriations Act of 2019, which was signed by President Trump on February 14, 2019 and funds the departments of the federal government through the fiscal year ended September 30, 2019. In signing the Act, President Trump issued a signing statement noting that the Act “provides that the Department of Justice may not use any funds to prevent implementation of medical marijuana laws by various States and territories,” and further stating “I will treat this provision consistent with the President’s constitutional responsibility to faithfully execute the laws of the United States.” While the signing statement can fairly be read to mean that the executive branch intends to enforce the CSA and other federal laws prohibiting the sale and possession of medical marijuana, the president did issue a similar signing statement in 2017 and no major federal enforcement actions followed. On September 27, 2019 the Rohrabacher-Farr Amendment was temporarily renewed through a stopgap spending bill and was similarly renewed again on November 21, 2019. The fiscal year 2021 omnibus spending bill was ultimately passed on December 20, 2019, making the Rohrabacher-Farr Amendment effective through September 30, 2020, and on October 1, 2020 the amendment was renewed through the signing of a stopgap spending bill, effective through December 11, 2020. There is a growing consensus among marijuana businesses and numerous congressmen and congresswomen that guidance is not law and temporary legislative riders, such as the Rohrabacher-Farr Amendment, are an inappropriate way to protect lawful medical marijuana businesses. Numerous bills have been introduced in Congress in recent years to decriminalize aspects of state-legal marijuana trades. For fiscal year 2019, the strategy amongst the bipartisan Congressional Marijuana Working Group in Congress, has been to introduce numerous marijuana-related appropriations amendments in the Appropriations Committee in both the House and Senate, similar to the strategy employed in fiscal year 2018. The amendments included protections for marijuana-related businesses in states with medical and adult-use marijuana laws, as well as protections for financial institutions that provide banking services to state-legal marijuana businesses. The Company also has observed that each year more congressmen and congresswomen sign on and cosponsor marijuana legalization bills. These include the CARERS Act, REFER Act and others. While there are different perspectives on the most effective route to end federal marijuana prohibition, Congressman Blumenauer and Senator Wyden have introduced the three-bill package, Path to Marijuana Reform, which would fix the so-called Internal Revenue Service 280E provision that provides tax burdens for marijuana businesses, eliminate civil asset forfeiture and federal criminal penalties for marijuana businesses complying with state law, reduce barriers to banking, de schedule marijuana from the federal list of controlled substances, and tax and regulate marijuana.

Senator Booker has also introduced the Marijuana Justice Act, which would de-schedule marijuana, and in 2018 Congresswoman Barbara Lee introduced the House companion. Colorado Republican Senator Cory Gardner has reportedly secured a probable assurance from President Trump that he would sign a bill to allow states to legalize and regulate marijuana without federal intervention.

In light of all of this, it was anticipated that the federal government will eventually repeal the federal prohibition on cannabis and thereby leave the states to decide for themselves whether to permit regulated cannabis cultivation, production and sale, just as states are free today to decide policies governing the distribution of alcohol or tobacco. Given current political trends, however, the Company considers these developments unlikely in the near-term. For the time being, marijuana remains a Schedule I controlled substance at the federal level, and neither the Cole Memorandum nor its rescission nor the continued passage of the Rohrabacher-Farr Amendment has altered that fact. The federal government of the United States has always reserved the right to enforce federal law regarding the sale and disbursement of medical or adult-use marijuana, even if state law sanctions such sale and disbursement. If the United States federal government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects could be materially adversely affected.

Additionally, under United States federal law, it may potentially be a violation of federal money laundering statutes for financial institutions to take any proceeds from the sale of any Schedule I controlled substance. Due to the CSA categorization of marijuana as a Schedule I drug, federal law makes it illegal for financial institutions that depend on the Federal Reserve's money transfer system to take any proceeds from marijuana sales as deposits. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses under the United States Currency and Foreign Transactions Reporting Act of 1970 (the “Bank Secrecy Act”). Therefore, under the Bank Secrecy Act, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be charged with money laundering or conspiracy.

On September 26, 2019, the U.S. House of Representatives passed the Secure and Fair Enforcement Banking Act of 2019 (commonly known as the “SAFE Banking Act”), which aims to provide safe harbor and guidance to financial institutions that work with legal U.S. cannabis businesses. The SAFE Banking Act is currently being reviewed by the U.S. Senate Banking Committee. While the Senate is contemplating the SAFE Banking Act, the passage of which would permit commercial banks to offer services to cannabis companies that are in compliance with state law, if Congress fails to pass the SAFE Banking Act, the Company’s inability, or limitations on the Company’s ability, to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently.

While there has been no change in U.S. federal banking laws to accommodate businesses in the large and increasing number of U.S. states that have legalized medical and/or adult-use marijuana, in 2014, the Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”) issued guidance to prosecutors of money laundering and other financial crimes (the “FinCEN Guidance”) and notified banks that it would not seek enforcement of money laundering laws against banks that service cannabis companies operating under state law, provided that strict due diligence and reporting standards are met. The FinCEN Guidance advised prosecutors not to focus their enforcement efforts on banks and other financial institutions that serve marijuana-related businesses so long as that business is legal in their state and none of the federal enforcement priorities referenced in the Cole Memorandum are being violated (such as keeping marijuana away from children and out of the hands of organized crime). The FinCEN Guidance also clarifies how financial institutions can provide services to marijuana-related businesses consistent with their Bank Secrecy Act obligations, including thorough customer due diligence, but makes it clear that they are doing so at their own risk. The customer due diligence steps include:

1.	Verifying with the appropriate state authorities whether the business is duly licensed and registered;
2.	Reviewing the license application (and related documentation) submitted by the business for obtaining a state license to operate its marijuana-related business;
3.	Requesting from state licensing and enforcement authorities available information about the business and related parties;
4.	Developing an understanding of the normal and expected activity for the business, including the types of products to be sold and the type of customers to be served (e.g., medical versus adult use customers);
5.	Ongoing monitoring of publicly available sources for adverse information about the business and related parties;
6.	Ongoing monitoring for suspicious activity, including for any of the red flags described in this guidance; and
7.	Refreshing information obtained as part of customer due diligence on a periodic basis and commensurate with the risk.

With respect to information regarding state licensure obtained in connection with such customer due diligence, a financial institution may reasonably rely on the accuracy of information provided by state licensing authorities, where states make such information available.

Because most banks and other financial institutions are unwilling to provide any banking or financial services to marijuana businesses, these businesses can be forced into becoming "cash-only" businesses. While the FinCEN Guidance decreased some risk for banks and financial institutions considering serving the industry, in practice it has not increased banks’ willingness to provide services to marijuana businesses, and most banks continue to decline to operate under the strict requirements provided under the FinCEN Guidance. This is because, as described above, the current law does not guarantee banks immunity from prosecution, and it also requires banks and other financial institutions to undertake time-consuming and costly due diligence on each marijuana business they accept as a customer.

The few state-chartered banks and/or credit unions that have agreed to work with marijuana businesses are limiting those accounts to small percentages of their total deposits to avoid creating a liquidity risk. Since, theoretically, the federal government could change the banking laws as it relates to marijuana businesses at any time and without notice, these credit unions must keep sufficient cash on hand to be able to return the full value of all deposits from marijuana businesses in a single day, while also keeping sufficient liquid capital on hand to serve their other customers. Those state-chartered banks and credit unions that do have customers in the marijuana industry charge marijuana businesses high fees to pass on the added cost of ensuring compliance with the FinCEN Guidance. Unlike the Cole Memorandum, however, the FinCEN Guidance from 2014 has not been rescinded.

The Secretary of the U.S. Department of the Treasury, Stephen Mnuchin, has publicly stated that the Department was not informed of any plans to rescind the Cole Memorandum. Secretary Mnuchin stated that he does not have a desire to rescind the FinCEN Guidance. As an industry best practice and consistent with its standard operating procedures, the Company adheres to all customer due diligence steps in the FinCEN Guidance.

In the United States, a bill has been tabled in Congress to grant banks and other financial institutions immunity from federal criminal prosecution for servicing marijuana-related businesses if the underlying marijuana business follows state law. This bill, the Secured and Fair Enforcement (SAFE) Banking Act, passed the U.S. House of Representatives in September 2019 and is currently awaiting consideration in the U.S. Senate. There can be no assurance that it will be passed in its current form or at all. In both Canada and the United States, transactions involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Legislative changes could help to reduce or eliminate these challenges for companies in the cannabis space and would improve the efficiency of both significant and minor financial transactions.

Another bill, the Marijuana Opportunity Reinvestment and Expungement (MORE) Act, would decriminalize and deschedule cannabis from the Controlled Substances Act, provide for reinvestment in certain persons adversely impacted by the “War on Drugs,” and provide for expungement of certain cannabis offenses, among other things. It has been tabled in Congress since November 20, 2019 when the U.S. House of Representatives Judiciary Committee voted to advance the bill to the full House. Majority Leader of the U.S. House of Representatives, Steny Hoyer, announced in a letter to colleagues on November 9, 2020 that the bill will be presented for a full House vote before the end of 2020. There can be no assurance that it will be passed in its current form or at all.

An additional challenge to marijuana-related businesses is that the provisions of Internal Revenue Code Section 280E are being applied by the IRS to businesses operating in the medical and adult-use marijuana industry. Section 280E prohibits marijuana businesses from deducting ordinary and necessary business expenses, forcing them to pay higher effective federal tax rates than similar companies in other industries. The effective tax rate on a marijuana business depends on how large its ratio of non-deductible expenses is to its total revenues. Therefore, businesses in the state-legal cannabis industry may be less profitable than they would otherwise be.

CBD is a product that often is derived from hemp, which contains only trace amounts of THC, the psychoactive substance found in marijuana. On December 20, 2018, President Trump signed the Agriculture Improvement Act of 2018 (popularly known as the “2018 Farm Bill”) into law. Until the 2018 Farm Bill became law, hemp and products derived from it, such as CBD, fell within the definition of “marijuana” under the CSA and the DEA classified hemp as a Schedule I controlled substance because hemp is part of the cannabis plant.

The 2018 Farm Bill defines hemp as the plant Cannabis sativa L. and any part of the plant with a delta-9 THC concentration of not more than 0.3% by dry weight and removes hemp from the CSA. The 2018 Farm Bill also allows states to create regulatory programs allowing for the licensed cultivation of hemp and production of hemp derived products. Hemp and products derived from it, such as CBD, may then be sold into commerce and transported across state lines provided that the hemp from which any product is derived was cultivated under a license issued by an authorized state program approved by the U.S. Department of Agriculture and otherwise meets the definition of hemp removed from the CSA. The introduction of hemp and products derived from it, such as CBD, in foods, beverages, and dietary supplements has not – been approved by the FDA. The FDA expects to engage in rulemaking on this subject.

The results of the 2020 Presidential and Congressional elections may impact the likelihood of any legal developments regarding cannabis at the national level, including the foregoing measures and initiatives, although it is uncertain whether and in what manner any such federal changes will occur.

On a state level, the November 2020 elections included multiple initiatives on state ballots regarding cannabis, all of which passed. In Arizona and New Jersey, two markets where the Company already has medical operations described herein, adult use cannabis ballot initiatives passed. Similarly, adult use passed in Montana, medical use passed in Mississippi, and both adult use and medical use passed in South Dakota. Barring any further legal challenges, these states are expected to adopt governing rules and regulations to expand their cannabis programs accordingly.

Service Providers

As a result of any adverse change to the approach in enforcement of U.S. cannabis laws, adverse regulatory or political change, additional scrutiny by regulatory authorities, adverse change in public perception in respect of the consumption of marijuana or otherwise, third party service providers to the Company could suspend or withdraw their services, which may have a material adverse effect on the Company’s business, revenues, operating results, financial condition or prospects.

Ability to Access Capital

Given the current laws regarding cannabis at the federal law level in the United States, traditional bank financing is typically not available to United States cannabis companies. Specifically, the federal illegality of marijuana in the United States means that financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under money laundering statutes, the unlicensed money transmitter statute and the Bank Secrecy Act. As a result, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. Banks who do accept deposits from cannabis-related businesses in the United states must do so in compliance with the Cole Memorandum and the FinCEN guidance, both discussed above.

The Company requires equity and/or debt financing to support on-going operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to the Company when needed or on terms which are acceptable. The Company’s inability to raise financing through traditional banking to fund on-going operations, capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon the Company’s business, results of operations, financial condition or prospects.

If additional funds are raised through further issuances of equity or convertible debt securities, existing Company Shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to existing holders of SVS.

Restricted Access to Banking

As discussed above, the FinCEN Memorandum remains effective to this day, in spite of the fact that the 2014 Cole Memorandum was rescinded and replaced by the Sessions Memorandum. The FinCen Memorandum does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the Department of Justice, FinCEN or other federal regulators, though. Thus, most banks and other financial institutions in the U.S. do not appear to be comfortable providing banking services to cannabis-related businesses, or relying on this guidance, which can be amended or revoked at any time by the Trump administration. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, the Company may have limited or no access to banking or other financial services in the U.S. The inability or limitation in the Company’s ability to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently.

On September 26, 2019, the U.S. House of Representatives passed the Secure and Fair Enforcement Banking Act of 2019 (commonly known as the “SAFE Banking Act”), which aims to provide safe harbor and guidance to financial institutions that work with legal U.S. cannabis businesses. The SAFE Banking Act is currently being reviewed by the U.S. Senate Banking Committee. While the Senate is contemplating the SAFE Banking Act, the passage of which would permit commercial banks to offer services to cannabis companies that are in compliance with state law, if Congress fails to pass the SAFE Banking Act, the Company’s inability, or limitations on the Company’s ability, to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently.

Anti-Money Laundering Laws and Regulations

The Company is subject to a variety of laws and regulations domestically and in the U.S. that involve money laundering, financial recordkeeping and proceeds of crime, including the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), Sections 1956 and 1957 of U.S.C. Title 18 (the Money Laundering Control Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the U.S. and Canada. Further, under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering, aiding and abetting, or conspiracy.

In the event that any of the Company’s operations, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations in the U.S. were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while there are no current intentions to declare or pay dividends on the SVS in the foreseeable future, in the event that a determination was made that the Company’s proceeds from operations (or any future operations or investments in the U.S.) could reasonably be shown to constitute proceeds of crime, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

Heightened Scrutiny by Regulatory Authorities

For the reasons set forth above, the Company’s existing operations in the U.S., and any future operations or investments of the Company, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to operate or invest in any other jurisdictions, in addition to those described herein.

Change to government policy or public opinion may also result in a significant influence on the regulation of the cannabis industry in Canada, the United States, or elsewhere. A negative shift in the public’s perception of medical or adult-use cannabis in the United States or any other applicable jurisdiction could affect future legislation or regulation, or enforcement. Such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical or adult-use cannabis, thereby limiting the number of new state jurisdictions into which the Company could expand. Any inability to fully implement the Company’s business strategy in the states in which the Company currently operates or in the Company’s ability to expand its business into new states, may have a material adverse effect on the Company’s business, financial condition, and results of operations. See “Risk Factors” section of this MD&A.

Further, violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions, or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. Any enforcement action against the Company or any of its licensed operating facilities could have a material adverse effect on (1) the Company’s reputation, (2) the Company’s ability to conduct business, (3) the Company’s holdings (directly or indirectly) of medical or adult-use cannabis licenses in the United States, (4) the listing or quoting of the Company’s securities on various stock exchanges, (5) the Company’s financial position, (6) the Company’s operating results, profitability, or liquidity, or (7) the market price of the Company’s publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or their final resolution because the time and resources that may be necessary depend on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial. See “Risk Factors” section of this MD&A. The Company’s business activities, and the business activities of its subsidiaries, while believed to be compliant with applicable U.S. state and local laws, currently are illegal under U.S. federal law.

Further to the indication by CDS Clearing and Depository Services Inc. (“CDS”), Canada's central securities depository, clearing and settling trades in the Canadian equity, fixed income and money markets that it would refuse to settle trades for cannabis issuers that have investments in the U.S., the TMX Group, the owner and operator of CDS, subsequently issued a statement in August 2017 reaffirming that there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S., despite media reports to the contrary and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time.

In February 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“MOU”) with The Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange, and the TSX Venture Exchange. The MOU outlines the parties' understanding of Canada's regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the U.S. The MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is currently no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented at a time when the SVS are listed on a stock exchange, it would have a material adverse effect on the ability of holders of SVS to make and settle trades. In particular, the SVS would become highly illiquid as until an alternative was implemented, investors would have no ability to affect a trade of securities through the facilities of the applicable stock exchange. Curaleaf has obtained eligibility with DTC for its SVS quotation on the OTCQX® Best Market and such eligibility provides another possible avenue to clear the SVS in the event of a CDS ban. Revocation of DTC eligibility or implementation by DTC of a ban on the clearing of securities of issuers with cannabis-related activities in the United States would similarly have a material adverse effect on the ability of holders of the SVS to make and settle trades.

Compliance and Monitoring

As of the date of this MD&A, the Company believes that each of its licensed operating entities (a) holds all applicable licenses to cultivate, manufacture, possess, and/or distribute cannabis in its respective state, and (b) is in good standing and in material compliance with its respective state’s cannabis regulatory program. The Company is in material compliance with its obligations under state law related to its cannabis cultivation, processing and dispensary licenses, other than minor violations that would not result in a material fine, suspension or revocation of any relevant license.

The Company uses reasonable commercial efforts to ensure that its business is in material compliance with laws and applicable licensing requirements and engages in the regulatory and legislative process nationally and in every state we operate through our compliance department, government relations department, outside government relations consultants, cannabis industry groups and legal counsel.

The compliance department consists of our Chief Compliance Officer (“CCO”), James Shorris, Vice President, Keisha Brice and local compliance officers in our subsidiaries. Compliance officers in each operating subsidiary are charged with knowing the local regulatory process and monitoring developments and ongoing developments with their governing bodies. Each compliance officer regularly reports regulatory developments to the Company’s CCO and VP of Compliance through written and oral communications and are charged with the creation and implementation of plans regarding all regulatory developments. The Company’s CCO and VP of Compliance work with external legal advisors in the states in which the Company operates to ensure that the Company is in on-going compliance with applicable state laws.

The government relations department, consisting of Senior Vice President, Ed Conklin, and Vice President, Matt Harrell, work closely with Curaleaf management to develop relationships with local and state regulators, industry groups, and elected officials in order to effectively monitor and engage in the regulatory and legislative processes. The Company’s Government Relations Department develops strategies, engages legislative consultant’s, directly lobbies and works with third party groups to protect the Company’s right to operate and to advocate for legislation, regulations and oversight under which it can be successful.

Although the Company believes that its business activities are materially compliant with applicable and state and local laws of the United States, strict compliance with State and local laws with respect to cannabis may neither absolve the Company of liability under United States federal law nor provide a defense to any federal proceeding which may be brought against the Company. Any such proceedings brought against the Company may result in a material adverse effect on the Company. The Company derives 100% of its revenues from the cannabis industry in certain States, which industry is illegal under United States federal law. Even where the Company’s cannabis-related activities are compliant with applicable State and local law, such activities remain illegal under United States federal law. The enforcement of relevant federal laws is a significant risk.

United States Customs and Border Protection (“CBP”) enforces the laws of the United States. Crossing the border while in violation of the CSA and other related United States federal laws may result in denied admission, seizures, fines, and apprehension. CBP officers administer the United States Immigration and Nationality Act to determine the admissibility of travelers who are non-U.S. citizens into the United States. An investment in the Company, if it became known to CBP, could have an impact on a non-U.S. citizen’s admissibility into the United States and could lead to a lifetime ban on admission. Medical cannabis has been protected against enforcement by enacted legislation from the United States Congress in the form of the Rohrabacher-Farr Amendment, which prevents federal prosecutors from using federal funds to impede the implementation of medical cannabis laws enacted at the state level, subject to the United States Congress restoring such funding. This amendment has historically been passed as an amendment to omnibus appropriations bills, which by their nature expire at the end of a fiscal year or other defined term. Subsequent to the issuance of Sessions Memorandum, the United States Congress passed its omnibus appropriations bill, SJ 1662, which for the fourth consecutive year contained the Rohrabacher-Farr Amendment language (referred to in 2018 as the Leahy Amendment) and continued the protections for the medical cannabis marketplace and its lawful participants from interference by the Department of Justice. The Rohrabacher-Farr Amendment again was included in the Consolidated Appropriations Act of 2019, which was signed by President Trump on February 14, 2019 and funds the departments of the federal government through the fiscal year ending September 30, 2019 and was similarly renewed again on November 21, 2019.  The fiscal year 2021 omnibus spending bill was ultimately passed on December 20, 2019, making the Rohrabacher-Farr Amendment effective through September 30, 2020, and on October 1, 2020 the amendment was renewed through the signing of a stopgap spending bill, effective through December 11, 2020. Notably, such Amendments have always applied only to medical cannabis programs and have no effect on pursuit of recreational cannabis activities.

In addition to the above disclosure, please see “Risk Factors” for further risk factors associated with the operations of the Company and the Company.

RISK FACTORS

The Company’s results of operations, business prospects, financial position and achievement of strategic plans are subject to a number of risks and uncertainties and are affected by a number of factors which could have a material adverse effect on the Company’s business, financial condition or future prospects. These risks should be considered when evaluating an investment in the Company and may, among other things, cause a decline in the price of the shares. Other than as stated herein, the Company’s risks and uncertainties have not materially changed from those described in the ‘Risk Factors’ section of the Company’s annual information form for the year ended December 31, 2019 filed on SEDAR on September 25, 2020.

Risks Related to the COVID-19 Pandemic

The novel coronavirus commonly referred to as “COVID-19” was identified in December 2019 in Wuhan, China. On January 30, 2020, the World Health Organization declared the outbreak a global health emergency, and on March 11, 2020, the spread of COVID-19 was declared a pandemic by the World Health Organization. On March 13, 2020, the spread of COVID-19 was declared a national emergency by President Donald Trump. The outbreak has spread throughout Europe, the Middle East and North America, causing companies and various international jurisdictions to impose restrictions such as quarantines, business closures and travel restrictions. While these effects are expected to be temporary, the duration of the business disruptions internationally and related financial impact cannot be reasonably estimated at this time.

The rapid development of the COVID-19 pandemic and the measures being taken by governments and private parties to respond to it are extremely fluid. While the Company has continuously sought to assess the potential impact of the pandemic on its financial and operating results, any assessment is subject to extreme uncertainty as to probability, severity and duration of the pandemic as reflected by infection rates at local, state and regional levels. The Company has attempted to assess the impact of the pandemic by identifying risks in the following principle areas.

•	Mandatory Closure: In response to the pandemic, many states and localities implemented mandatory closure of or limitations to, businesses to prevent spread of COVID-19; this impacted the Company’s operations. Subsequently, the Company’s business was deemed an "essential service," permitting us to stay open despite the mandatory closure of non-essential businesses. More recently, the mandatory closures that impacted the Company’s operations were lifted and the Company resumed full operations, albeit subject to various COVID-19 related precaution. The Company’s ability to generate revenue would be materially impacted by any future shut down of its operations. The Company estimates the total impact of COVID-19, including governor mandated restrictions on operations in Nevada and Massachusetts, resulted in approximately no impact on revenue during the third quarter ended September 30, 2020. Additionally, during the last three months period ended September 30, 2020 the Company incurred higher operating costs of approximately $316 associated with additional personal protection equipment, cleaning, and sanitation efforts to manage through the impacts of COVID-19.

•	Customer Impact: While the Company has not experienced an overall downturn in demand for its products in connection with the pandemic, if its customers become ill with COVID-19, are forced to quarantine, decide to self-quarantine or not to visit its stores or distribution points to observe “social distancing”, it may have material negative impact on demand for its products while the pandemic continues. While the Company has implemented measures, where permitted, such as “curb side” sales and delivery, to reduce infection risk to our customers, regulators may not permit such measures, or such measures may not prevent a reduction in demand.

•	Supply Chain Disruption: The Company relies on third party suppliers for equipment and services to produce its products and keep its operations going. If its suppliers are unable to continue operating due to mandatory closures or other effects of the pandemic, it may negatively impact its own ability to continue operating. At this time, the Company has not experienced any failure to secure critical supplies or services. However, disruptions in our supply chain may affect our ability to continue certain aspects of the Company’s operations or may significantly increase the cost of operating its business and significantly reduce its margins.

•	Staffing Disruption: The Company is, for the time being, implementing among its staff where feasible “social distancing” measures recommended by such bodies as the Center of Disease Control, the Presidential Administration, as well as state and local governments. The Company has cancelled nonessential travel by employees, implemented remote meetings where possible, and permitted all staff who can work remotely to do so. For those whose duties require them to work on-site, measures have been implemented to reduce infection risk, such as reducing contact with customers, mandating additional cleaning of workspaces and hand disinfection, providing masks and gloves to certain personnel. Nevertheless, despite such measures, the Company may find it difficult to ensure that its operations remain staffed due to employees falling ill with COVID-19, becoming subject to quarantine, or deciding not to come to come to work on their own volition to avoid infection. At certain locations, the Company has experienced increased absenteeism due to the pandemic. If such absenteeism increases, the Company may not be able, including through replacement and temporary staff, to continue to operate in some or all locations.

•	Regulatory Backlog: Regulatory authorities, including those that oversee the cannabis industry on the state level, are heavily occupied with their response to the pandemic. These regulators as well as other executive and legislative bodies in the states in which we operate may not be able to provide the level of support and attention to day-to-day regulatory functions as well as to needed regulatory development and reform that they would otherwise have provided. Such regulatory backlog may materially hinder the development of the Company’s business by delaying such activities as product launches, facility openings and approval of business acquisitions, thus materially impeding development of its business.

The Company is actively addressing the risk to business continuity represented by each of the above factors through the implementation of a broad range of measures throughout its structure and is re-assessing its response to the COVID-19 pandemic on an ongoing basis. The above risks individually or collectively may have a material impact on the Company’s ability to generate revenue. Implementing measures to remediate the risks identified above may materially increase our costs of doing business, reduce our margins and potentially result in losses. While the Company is not currently in financial distress, if the Company’s financial situation materially deteriorates as a result of the impact of the pandemic, the Company could eventually be unable to meet its obligations to third parties, including observing financial covenants under the Facility, which in turn could lead to insolvency and bankruptcy of the Company.